P.E 12-31-2001
0-22007
Southwest Bancorp of Texas, Inc.

HAVE YOU HEARD?



PEOPLE ARE TALKING ABOUT
SOUTHWEST BANK OF TEXAS.
WE HEAR IT. AND, MOST PROBABLY, SO DO YOU.

The best way for a business to differentiate itself is to let those it serves every day speak on its behalf. While our twelfth year of business marks another year of compelling growth, it also marks another year of giving our customers something to talk about. Superior service. Innovative solutions. Relevant technologies. And a commitment to the community that is never ending.

"MY CONGREGATION'S WELL-BEING COMES FIRST. AND WHEN I WENT TO SOUTHWEST BANK OF TEXAS FOR ASSISTANCE, **THERE WAS NO QUESTION OUR COMMUNITY CAME FIRST WITH THEM."**

DR. ROBERT CHILDRESS, PASTOR
COVENANT GLEN UNITED METHODIST CHURCH

COMMUNITY INVESTMENT.

It's some of the best work we do. Not just contributing time and money. But leading with our resources, expertise and enthusiasm. Like our work with the Glen Park low-to-moderate income residential development. Assembling, coordinating and leading a team of more than a dozen government entities, private developers and financial institutions to make the project happen. It means new homes in a real neighborhood setting for more than 100 families. That's the way we work. For our customers. And for our community. Show us the mountain. We'll climb it together.



"EVERYONE ELSE SAID,
'HERE'S THE PROBLEM.'
**SOUTHWEST BANK OF TEXAS SAID,
'HERE'S THE SOLUTION.'"**

BILL MAAK, CONTROLLER
MEDICAL CLINIC OF HOUSTON

CREATIVE SOLUTIONS FOR EXTRAORDINARY SUCCESS.
To create a real solution, you first have to really understand the problem. At Southwest Bank of Texas, we first listen to our customers. Then we think. Then we listen to each other. And we think some more. Then we get to work. All at lightning speed. That's how we created — from scratch — an entirely automated accounting and payments system to help Medical Clinic of Houston with the mountain of paperwork facing their business. Now they get the work done faster. They get their payments faster. And they're serving their customers better. Building success? Absolutely. Building relationships? You tell us.



"WE DIDN'T NEED A BANK
WE HAD TO FIT INTO,
**WE NEEDED A BANK
THAT FIT US."**

CHUCK FELL, PRESIDENT
CFI MECHANICAL

WEB-BASED BANKING, CUSTOMER-BASED THINKING.
One size fits all? Not here. We've found that when you listen better, you can respond better. Like with our introduction of the Southwest Bank of Texas Small Business Online Banking service. In 1998 we introduced bank@home, bringing the convenience of true online banking to Houston homes for the first time. Next came NetST@R℠, the most sophisticated, robust online commercial banking system of its kind. Now comes our Small Business Online Banking service. Just right for small-to medium-sized businesses. Our customers ask. We respond. Not simply with an answer. But with the right solution.



"I KNOW A THING OR TWO ABOUT BUILDING AND DEVELOPING. AND AFTER EIGHT YEARS WITH SOUTHWEST BANK OF TEXAS, **I CAN SAY THEY BUILD RELATIONSHIPS TO LAST."**

BILL RIEGLER, CFO
LINBECK CONSTRUCTION

RELATIONSHIP BANKING BEYOND A HANDSHAKE.
Relationship banking means something here. For commercial banking customers, it means rolling up our sleeves and digging deeply to understand their businesses. And to ask their advice on how we can serve them better. That's why we asked Bill Riegler to join our Customer Advisory Board shortly after he became a customer in 1994. Now, not only does Linbeck Construction take advantage of the myriad of credit and noncredit services available to them at Southwest Bank of Texas, they can also be proud of having had a hand in creating them. That's a relationship. The kind that endures. The kind we initiate every day.



SOUTHWEST BANK OF TEXAS
ANNUAL REPORT 2001

TABLE OF **CONTENTS**

CONSOLIDATED FINANCIAL **HIGHLIGHTS**

(dollars in thousands, except per share amounts)

	Year Ended December 31, 2001	2000	Change
Balance Sheet Data:			
Assets	**$ 4,401,156**	$ 3,940,342	11.7%
Deposits	**3,428,633**	3,093,870	10.8%
Loans	**2,759,482**	2,511,437	9.9%
Allowance for loan losses	**31,390**	28,150	11.5%
Securities	**1,068,315**	848,164	26.0%
Shareholders' equity	**361,734**	298,125	21.3%
Income Statement Data:			
Interest income	**$ 261,147**	$ 272,166	-4.0%
Interest expense	**101,158**	121,662	-16.9%
Net interest income	**159,989**	150,504	6.3%
Provision for loan losses	**7,500**	7,053	6.3%
Net interest income after provision	**152,489**	143,451	6.3%
Noninterest income	**58,158**	42,893	35.6%
Merger-related expenses	**-**	4,122	-100.0%
Noninterest expense	**133,161**	116,035	14.8%
Income before income taxes and minority interest	**77,486**	66,187	17.1%
Provision for income taxes	**24,745**	22,607	9.5%
Income before minority interest	**52,741**	43,580	21.0%
Minority interest	**24**	119	-79.8%
Net income	**$ $52,717**	$ 43,461 (1)	21.3%
Common Share Data:			
Basic earnings per common share	**$ 1.60**	$ 1.34	19.4%
Diluted earnings per common share	**$ 1.55**	$ 1.29 (1)	20.2%
Book value per share @ period-end	**$ 10.99**	$ 9.12	20.5%
Selected Performance Ratios:			
Return on average assets	**1.32%**	1.23% (2)	
Return on average common equity	**15.82%**	17.00% (2)	
Tier I capital to average assets	**8.86%**	7.71%	
Net interest margin	**4.44%**	4.64%	
Efficiency ratio	**61.05%**	61.98% (2)	
Asset Quality Data:			
Nonperforming assets to total loans & ORE	**0.53%**	0.41%	
Net charge-offs to average loans	**0.17%**	0.06%	
Allowance for loan losses to:			
Total loans @ period-end	**1.17%**	1.16%	
Nonperforming loans @ period-end	**237.82%**	297.82%	

(1) Excluding merger-related expenses and net losses on the sales of securities, net income available to common shareholders would have been $46,888 or $1.39 per diluted common share for the year ended December 31, 2000.
(2) Excluding merger-related expenses and net losses on the sales of securities, ROA, ROE and Efficiency ratio would have been 1.33%, 18.34% and 60.00% respectively, for the year ended December 31, 2000.

NET INCOME
(in millions)



$50
$40
$30
$20
$10
$35.7
$46.9
$52.7
1999
2000
2001
Net income
Merger-related expenses

BALANCE SHEET DATA
(in millions)



$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$2,035
$2,532
$3,271
$2,511
$3,094
$3,940
$2,759
$3,429
$4,401
12/99
12/00
12/01
Loans
Deposits
Assets

PRIMARY CAPITAL
(in millions)



$400
$350
$300
$250
$200
$150
$100
$256
$326
$393
12/99
12/00
12/01
Equity
Allowance for loan losses

DEAR SHAREHOLDERS, **CUSTOMERS AND FRIENDS,**

The year 2001. The first year of the new millennium and our twelfth year of business. While much has changed in our world, and much continues to change, at Southwest Bank of Texas we greet each day and each challenge as we always have. With optimism. Enthusiasm. And with the confidence that comes with knowing that our shareholders, customers, employees and community can count on us as a business and as a symbol of reliability, consistency and mutual respect.

This year's theme, "Have you heard?", speaks to two important aspects of our continued growth and success this year.

First, it recognizes the elevated profile we have achieved in our region and, in fact, nationally. People are talking about Southwest Bank of Texas. About our unique products. Our technological leadership. Our team of seasoned banking professionals. And about our record of not just saying — but living by — the philosophy of Relationship Banking.

Second, our theme articulates the question we constantly ask ourselves. "Have you heard?" We recognize that much of our success has been built upon our ability to listen better than others. Listening to the market. Listening to our customers. Listening to our prospective customers. And listening to each other.

At no time have we been more certain that our unwavering emphasis on listening — and responding with solutions — is what sets us head and shoulders above the crowd.

We are proud to be recognized as rock-solid in these tumultuous times. It is our heritage and our future. It makes us a bank that customers can put their confidence in ... and a bank that prospective businesses and individuals are comfortable turning to. And even though this record of success is gratifying, we see it as only the beginning. Certainly we've done well, but we see ample opportunities to continue to grow and improve. To do even better.

The year 2001 will be remembered for the many destabilizing events both within and outside of the financial services community. We are pleased to report again this year, twelve months of solid growth, profitability and innovation.

HERE ARE SOME HIGHLIGHTS:

NET INCOME. For the year ended December 31, 2001, the company reported net income of $52.7 million, an increase of 12 percent from $46.9 million (excluding merger-related expenses) for the year

PAUL B. MURPHY, JR., Chief Executive Officer, President and Director, this year marks his twenty-first year of Houston banking, and his twelfth with Southwest Bank of Texas. His clear vision of customer-centered banking drives the bank's culture of innovative response to expressed customer needs. And his high profile as a community leader, deeply involved with area service, arts and community development organizations, demonstrates his conviction that Southwest Bank of Texas is much more than a bank.

WALTER E. JOHNSON the bank's founder and Chairman of the Board, has been a key contributor to Houston's growth to International City status for more than 40 years. Always a firm believer in Houston and the value of local decision-making, Walter has applied his skills and enthusiasm to building business relationships which have endured the tests of economic cycles and time ... as well as leading and contributing countless hours and resources to charities and worthy causes.





ended December 31, 2000. Earnings per diluted common share for 2001 were $1.55 compared to $1.39 for 2000 (excluding merger-related expenses), an increase of 12 percent. Compounded annual growth for diluted earnings per share for the last five years has been 19 percent.

ASSET GROWTH. For the year ended December 31, 2001, assets grew to $4.40 billion, an increase of 12 percent from $3.94 billion for the year ended December 31, 2000. Compounded annual asset growth for the last five years has been 18 percent.

LOAN GROWTH. For the year ended December 31, 2001, loans grew to $2.76 billion, an increase of 10 percent from $2.51 billion for the year ended December 31, 2000. Compounded annual loan growth for the last five years has been 24 percent.

DEPOSIT GROWTH. For the year ended December 31, 2001, deposits grew to $3.43 billion, an increase of 11 percent from $3.09 billion for the year ended December 31, 2000. Compounded annual deposit growth for the last five years has been 16 percent.

MATURITY. With our prudent, ongoing expansion into a full offering of commercial and retail financial services, Southwest Bank of Texas saw substantial growth and activity within every banking area. With historic lows in mortgage interest rates this year, our Mitchell Mortgage subsidiary closed record numbers of residential and commercial mortgages. These higher volumes resulted in record net income after taxes of more than $5 million for our mortgage operations alone.

LEADING TECHNOLOGY. This year brought the debut of Southwest Bank of Texas' Small Business Online Banking. Leveraging our highly sophisticated bank@home online financial services technology, we now bring a new standard of online service and accessibility to our small-business customers. Technological innovations and new products in every area of our bank are not only adding value for our customers, but are helping to bridge the traditional communication gaps between banking divisions, allowing Southwest Bank of Texas to offer its customers the synergistic advantages of open intra-bank operations.

COMMUNITY INVESTMENT. We are proud to report 2001 as a year of substantial investment and expanded involvement within Houston and the surrounding region. Reaffirming our leadership role in this vital and rewarding area, Southwest Bank of Texas committed significant financial, management

AT NO TIME HAVE WE BEEN MORE CERTAIN THAT OUR UNWAVERING EMPHASIS ON LISTENING — **AND RESPONDING WITH SOLUTIONS — IS WHAT SETS US HEAD AND SHOULDERS ABOVE THE CROWD.**

and human resources to bringing hope and delivering results to those who needed it most. In 2001, we participated in the development of 778 affordable housing units.

Looking ahead, we will stay the course. Being guided by our past. Twelve years of careful, consistent, prudent growth with an emphasis on discovering and responding to our customers' needs. Entertaining expansion opportunities when the timing and the fit is right.

We take this opportunity every year to restate and rededicate ourselves to the Southwest Bank of Texas banking fundamentals. The fundamentals Walter E. Johnson formalized in 1990 at our founding. The fundamentals that have served all of us so well over the years:

- Straightforward, common sense decision making
- Superior service
- Strong customer relationships
- State-of-the-art technology
- Responsive turnaround
- A common sense of direction
- Respect for ourselves and the valued customers we serve
- Investment in our communities and neighborhoods

Today, we are in a unique position. Strong. Capable. Motivated. Respected. Eager to serve commercial and retail banking customers who've been left behind in our industry's single-minded pursuit of efficiency at the expense of personal contact.

We see things differently, and the word is getting out. And if you haven't heard, you will.

Respectfully,

Paul B. Murphy

Paul B. Murphy, Jr.
CHIEF EXECUTIVE OFFICER & PRESIDENT

Walter E. Johnson

Walter E. Johnson
CHAIRMAN OF THE BOARD

FOR MANY BANKS, GROWTH FOR THE SAKE OF GROWTH IS AN ACCEPTABLE STRATEGY. **AT SOUTHWEST BANK OF TEXAS, WE GROW BETTER, TOGETHER.**

The story of our growth is uniquely rewarding. To our shareholders. To our customers. And to ourselves.

But the philosophy behind the story is, we believe, equally compelling. Our bedrock belief is that we can grow bigger only if, at the same time, we are growing better. At everything we do. It's a philosophy that this year accounts for our twelfth consecutive annual report of forward momentum.

The challenge, of course, is knowing how and when to grow. We've found that by listening to and responding to our customers' needs — as we have for more than 12 years — true opportunities for growth reveal themselves. They evolve naturally. Meaningfully. And profitably.

Since our founding as the premier commercial bank serving Houston's middle market, we have prudently leveraged our knowledge and expertise to successfully embrace the right opportunities as they occur. Expanding and enhancing product and service offerings as our customers and the market need them. All with the Southwest Bank of Texas signature of excellence, relevance and value.

And this is how we will move forward. Listening. Responding. Innovating. Delivering. Deepening established relationships. Methodically seeking improvement. Offering a unique, comprehensive suite of financial products and services woven seamlessly together and effectively delivered by a proven, local institution.

Our way of doing business is different. We believe it's better.

And we're not alone. It gives our customers something to talk about, and people are listening. And look at where they're moving.

Concluding 2001, Southwest Bank of Texas is again the largest independent bank serving the eight-county Houston area and surrounding region:

- $4.40 billion in assets
- 1,376 employees dedicated to exceeding our customers' expectations
- Thirty-three full-service banking centers throughout Houston, Baytown, The Woodlands and Rosenberg
- One community lending office





LOAN GROWTH
91 92 93 94 95 96 97 98 99 00 01
ASSET GROWTH
91 92 93 94 95 96 97 98 99 00 01
DEPOSIT GROWTH
91 92 93 94 95 96 97 98 99 00 01

ENGAGING THE CHALLENGES.
At Southwest Bank of Texas, we believe our growth is directly attributable to our passion — enterprise-wide — to listening to our customers and each other. And then responding in ways no other bank can.

LOAN DISTRIBUTION



COMMERCIAL 41%
CONSTRUCTION AND LAND DEVELOPMENT 26%
ONE-TO-FOUR FAMILY RESIDENTIAL 13%
OTHER REAL ESTATE 13%
CONSUMER 7%



"THEY TREAT US LIKE WE'RE LISTED ON THE FORTUNE 500."

FOR MANY BANKS, COMMERCIAL LENDING IS MOSTLY ABOUT MAKING LOANS. **AT SOUTHWEST BANK OF TEXAS, WE DO MORE.**

Founded as a commercial bank dedicated to building relationships in the traditionally underserved middle market in Houston, Texas, Southwest Bank of Texas continues as the region's pre-eminent financial institution in this arena.

Consolidation in this market has led to the abandonment of local decision makers, allowing Southwest Bank of Texas to capitalize on this opportunity. We continue to grow through our ongoing commitment to this market and our dedication to enhancing existing business relationships and aggressively seeking the new.

Our unique value proposition of "high-touch" relationship banking, technology expertise, solutions orientation, depth of experience and local accessibility set us appealingly apart. Large enough to deliver or lead any-size transaction, yet small enough for regular customer contact with bank decision-makers.

Our lending power has grown to a legal lending limit of $58 million, with 72 commercial lending officers in 33 offices.



"CAN YOU IMAGINE THE LOOK ON MY FACE WHEN THEY SAID THEY COULD CUSTOM BUILD A TECHNOLOGY SOLUTION TO MEET MY BUSINESS NEEDS? THE EXPRESSION ON THEIR FACES TOLD ME THAT THEY'VE BEEN DOING THIS FOR COMPANIES LIKE MINE FOR YEARS."

AT MANY BANKS, TREASURY MANAGEMENT IS A HAPHAZARD COLLECTION OF EXPENSIVE, INDEPENDENT PRODUCTS AND SERVICES. **AT SOUTHWEST BANK OF TEXAS, WE DELIVER VALUE.**

By responding to individual customer needs with innovative — and often groundbreaking — Treasury Management solutions, Southwest Bank of Texas is setting the standard for efficient and economical cash-flow management. By consistently creating technology solutions for individual customers, we're able to leverage these solutions to other bank customers. Everyone wins.

This "can-do" attitude and proven ability to bring more to a relationship than just financial products and services is deeply embedded in the culture of Southwest Bank of Texas. In Treasury Management, our eagerness to go well beyond traditional borders to work with our customers to create solutions that are right for them has not only placed us at the forefront of the industry, it has earned us the respect and trust of our customers. That's how relationships and businesses are built.

CURRENT TREASURY MANAGEMENT PRODUCTS AND SERVICES INCLUDE:

- Image-based wholesale and retail "Lock-box" systems with Invoice Capture and Data Transmission features
- ACH Debit for Cash Concentration and Direct Debit
- Controlled Disbursement Services
- Account Reconciliation with Full ARP, Partial ARP plus Statement and Check Imaging on CD-ROM
- Positive Pay Services to assist in the prevention of check fraud and resulting losses
- Funds Transfer through Wires and ACH Credits and Cash Disbursements, including EDI services
- NetST@R℠ On-line Balance Reporting for comprehensive account access and transaction history

FOR MANY BANKS, PRIVATE BANKING SERVICES FOCUS ONLY ON WEALTH. **AT SOUTHWEST BANK OF TEXAS, WE FOCUS ON SUCCESS.**

Nowhere does the Southwest Bank of Texas brand of relationship banking reveal itself more assertively than in our Private Financial Management group.

Driven primarily by our customers' expressed needs, we've aligned our Private Banking, Investment Services and Trust Departments under the aegis of Private Financial Management services.

With the elimination of communication barriers found in more common banking organizations, our high-net-worth clients' personal financial management is tailored to meet their needs. Ease of doing business and a range of services are delivered with the Southwest Bank of Texas level of trust so fundamental to this most personal banking relationship.

As our customers continue to embrace our products and services, it is only natural that, through listening carefully and responding appropriately, we continually reassess and fine tune to meet our clients' requirements.

This year's performance is, we believe, an indicator of our market's appreciation of our can-do attitude. And eagerness to invest the precious time necessary to work together so that the financial goals of the individual client are articulated and sought with a passion.

"THERE'S AN ATTITUDE TOWARD BUSINESS WITH SOUTHWEST BANK OF TEXAS. ITS BANKERS ARE FOCUSED, AND THEY WORK QUICKLY. THAT HELPS ME MEET MY OWN BOTTOM LINE."

STRENGTHENING THE RELATIONSHIP.

At Southwest Bank of Texas, we invest heavily in understanding not simply our customers' needs, but also their aspirations. With this unique depth of understanding we can contribute true value to our customers' financial needs and their long-term success.










INTERNET

FOR SOME BANKS, TECHNOLOGY IS A BURDEN TO BE ADOPTED. **AT SOUTHWEST BANK OF TEXAS, INNOVATION IS IN OUR BLOOD.**

The Southwest Bank of Texas commitment to applying the best of technology for the benefit of our customers has its roots in our founding in 1990. A commitment so strong that today we are actually breaking new ground by creating technology systems and solutions for our customers — and ourselves — that in many ways are setting new precedents for what banking should be. Outside of the traditional banking box? Absolutely.

Creating comprehensive, custom technology solutions in response to the specific needs of our customers as they seek to execute their e-strategies. An idea so new, we were one of the first banks to develop this new business area. Of course, the idea of serving and building businesses with our internally developed technology had to start with our own delivery channels. As a result, we were also one of the first banks to deliver e-mail statements to customers on a monthly basis.

While this is a revolutionary development in many respects, it is truly an extension of the Southwest Bank of Texas philosophy of going beyond. That to effectively keep up with customers' needs, we must anticipate them, and be counted upon as a best-of-breed resource for creative ideas and relevant solutions.

"POINT, CLICK, DONE. THAT'S MY KIND OF TECHNOLOGY."



FOR MANY BANKS, RETAIL BANKING IS AN ANACHRONISM TO BE TOLERATED. **AT SOUTHWEST BANK OF TEXAS, WE SEE THINGS DIFFERENTLY.**

We see engaging and serving customers on the retail level as a unique opportunity. An opportunity to initiate relationships that will pay mutual dividends from the outset and prove mutually enriching over time.

Southwest Bank of Texas' Retail Banking Division is building these kinds of relationships in the consumer markets surrounding each of our 33 banking center locations. With a wide variety of highly competitive deposit, loan, investment and electronic banking products.

While our Totally Free Checking consumer product continues to successfully attract new customers, as it has since 1999, this year marked our first-ever consumer loan initiative with our enthusiastically received Home Improvement and Home Equity loan promotions.

Retail Banking also initiated our instant-issue check cards and our overdraft privilege programs which not only answered expressed customer needs but also contributed significantly to fee income in this arena.

We see service to the retail markets — naturally and strategically — as complementary to our commercial heritage. And while the larger banks may seek to push retail accounts away, we will continue to develop and deploy programs, products and services that invite them in. And keep them in.

"BEFORE, I ALWAYS HATED GOING TO THE BANK. THEN I WALKED INSIDE ONE OF THEIR BANKING CENTERS."

FOR MANY BANKS, COMMUNITY INVOLVEMENT IS AN OBLIGATION. **AT SOUTHWEST BANK OF TEXAS, WE TAKE THE INITIATIVE.**

As carefully as we listen to our customers, we listen equally as carefully to our community. Since our founding, Southwest Bank of Texas has been intimately involved in causes in and around Houston, evolving from a valuable contributor to a true leadership position today.

In a variety of admirable programs and projects, large and small, you'll find us putting forth a range of resources. Manpower. Capital. Low-cost or no-cost financing. Management expertise. Consultation. And inspired enthusiasm that infuses every initiative with our can-do optimism and confidence in success.

SOME OF THIS YEAR'S HIGHLIGHTS INCLUDE:

KIPP ACADEMY. In our fourth year of involvement with this nationally recognized Charter School, we are proud to have contributed to and provided low-cost financing for the construction of their new, permanent campus on a 37-acre site in southwest Houston.

5TH ANNUAL HOUSTON MINISTERIAL CONFERENCE. More than 225 respected clergy and community leaders attended our annual, day long conference to learn about available community development loans and how to access them. Additionally, Southwest Bank of Texas was presented with an Award of Excellence in the Cornerstone Award competition sponsored by the Texas Bankers Association for our commitment and meaningful work in this area.

INDIVIDUAL DEVELOPMENT ACCOUNTS. A brand new pilot program in partnership with the federal government, Southwest Bank of Texas has teamed with Gulf Coast Community Services to offer a match-funded account to low-income families who are working to build financial assets. Once savings goals are reached, the families may access these funds to purchase a first home, start a small business or fund post secondary education.



GLEN PARK RESIDENTIAL DEVELOPMENT. Our most ambitious project to date. Southwest Bank of Texas is the leading organizer in a low-to-moderate income residential development in Missouri City, 20 minutes southwest of Houston. Working closely with Covenant Glen United Methodist Church to assemble a team of more than 13 financial, government, and professional development and building partners, Southwest Bank of Texas is spearheading this 115-home development that will play a critical role in transforming five impoverished pockets of Ft. Bend County into stable, prosperous neighborhoods.

COMMUNITY DEVELOPMENT LOANS. Southwest Bank of Texas' participation in helping to develop affordable housing was 778 new units in 2001, equalling $34.6 million.

"WHEN A BANK'S CHAIRMAN HELPS ANSWER INCOMING CUSTOMER CARE PHONE CALLS DURING A TROPICAL STORM, YOU KNOW THERE IS A DEEP-ROOTED PHILOSOPHY TOWARD CUSTOMER — AND — COMMUNITY SERVICE."

As we enter our thirteenth year of business, people continue to talk about what we do. They are talking about how we do it. That we're innovative. That we're responsive. That we're different. And while what people are saying about our bank is rewarding, our focus remains on listening to what our customers are telling us. Their needs. Their aspirations. Their ideas. We then respond with solutions.

When we ask, "Have you heard?" sure, we're asking if you are aware of our products and services. But more importantly, "Have you heard?" is the question each of us at Southwest Bank of Texas asks ourselves every day. After every internal meeting. After every customer interaction.

IF OUR EARS ARE OPEN, WE CAN HEAR THAT PEOPLE ARE TALKING.
BUT IF OUR MIND IS OPEN, WE CAN TRULY HEAR WHAT PEOPLE ARE SAYING.

FINANCIAL RESULTS

SOUTHWEST BANCORPORATION OF TEXAS, INC.

ANNUAL REPORT 2001

THE COMPANY

GENERAL. Southwest Bancorporation of Texas, Inc. (the "Company") was incorporated as a business corporation under the laws of the State of Texas on March 28, 1996, for the purpose of serving as a bank holding company for Southwest Bank of Texas National Association (the "Bank"). The holding company formation was consummated and the Company acquired all of the outstanding shares of capital stock of the Bank as of the close of business on June 30, 1996. Based upon total assets as of December 31, 2001, the Company ranks as the largest independent bank holding company headquartered in the Houston metropolitan area. The Company's headquarters are located at 4400 Post Oak Parkway, Houston, Texas 77027, and its telephone number is (713) 235-8800.

MERGERS AND ACQUISITIONS. On August 1, 1997, Pinemont Bank was merged with and into the Bank in exchange for approximately 3.3 million shares of Company Common Stock in a transaction accounted for as a pooling-of-interests. The acquisition of Pinemont Bank added $235 million in total assets and $219 million in total deposits to the Company's balance sheet and nine banking locations to the Company's operations.

On April 1, 1999, Fort Bend Holding Corp. was merged with and into the Company and Fort Bend's subsidiary savings and loan association was merged with and into the Bank in exchange for approximately 4.1 million shares of Company Common Stock in a transaction accounted for as a pooling-of-interests. The acquisition of Fort Bend Holding Corp. added $316 million in total assets and $269 million in total deposits to the Company's balance sheet and seven banking locations to the Company's operations.

Through the merger with Fort Bend, the Company acquired Fort Bend's 51% ownership interest in Mitchell Mortgage Company L.L.C. ("Mitchell"), a full service mortgage banking affiliate of The Woodlands Operating Company L.P. ("Woodlands"). On June 17, 1999, the Company issued 307,323 shares of Company Common Stock to Woodlands in exchange for Woodlands' 49% ownership interest in Mitchell and Mitchell became a wholly-owned subsidiary of the Bank effective as of June 30, 1999. As a result, 100% of the accounts and operations of Mitchell after that date are included in the financial statements of the Company.

On December 29, 2000, Citizens Bankers, Inc. was merged with and into the Company and the three wholly-owned subsidiary banks of Citizens Bankers, Inc. were merged with and into the Bank (and the assets and liabilities of a related partnership were acquired by the Bank) in exchange for approximately 4.0 million shares of Company Common Stock in a transaction accounted for as a pooling-of-interests. The acquisition of Citizens Bankers, Inc. added $436 million in total assets and $381 million in total deposits to the Company's balance sheet and seven banking locations to the Company's operations.

BUSINESS STRATEGY. The Company provides an array of sophisticated products typically found only in major regional banks. These services are provided to middle market businesses in the Houston metropolitan area through 33 full service banking facilities. Each banking office has seasoned management with significant lending experience who are responsible for credit and pricing decisions, subject to loan committee approval for larger credits. This decentralized management approach, coupled with the continuity of service by the same staff members, enables the Company to develop long-term customer relationships, maintain high quality service and provide quick responses to customer needs. The Company believes that its emphasis on local relationship banking, together with its conservative approach to lending and resultant strong asset quality, are important factors in the success and the growth of the Company.

The Company seeks credit opportunities of good quality within its target market that exhibit positive historical trends, stable cash flows and secondary sources of repayment from tangible collateral. The Company extends credit for the purpose of obtaining and continuing long term relationships. Lenders are provided with detailed underwriting policies for all types of credit risks accepted by the Company and must obtain appropriate approvals for credit extensions in excess of conservatively assigned individuals' lending limits. The Company also maintains strict documentation requirements and extensive credit quality assurance practices in order to identify credit portfolio weaknesses as early as possible so any exposures that are discovered might be reduced.

The Company has a three-part strategy for growth. First, the Company will continue to actively target the "middle market" and private banking customers in Houston for loan and deposit opportunities as it has successfully done for the past twelve years. The "middle market" is generally characterized by privately owned companies having annual revenues ranging from $1 million to $500 million and borrowings ranging from $50,000 to $10 million, but primarily in the $150,000 to $5 million range. Typical middle market customers seek a relationship with a local independent bank that is sensitive to their needs and understands their business philosophy. These customers desire a long-term relationship with a decision-making loan officer who is responsive and experienced and has ready access to a bank's senior management. In implementing this part of its strategy, the Company continues to explore opportunities (i) to solidify its existing customer relationships and build new customer relationships by providing new services required by its middle market customers and (ii) to expand its base of services in the professional and executive market to meet the demands of that sector.

Second, the Company intends to establish branches in areas that demographically complement its existing or targeted customer base. As other local banks are acquired by out-of-state organizations, the Company believes that the establishment of branches will better meet the needs of customers in many Houston area neighborhoods who feel disenfranchised by larger regional or national organizations.

Third, the Company may pursue selected acquisitions of other financial institutions. The Company intends to conduct thorough studies and reviews of any possible acquisition candidates to assure that they are consistent with the Company's existing goals, both from an economic and strategic perspective. The Company believes market and regulatory factors may present opportunities for the Company to acquire other financial institutions.

The Company has two operating segments: the bank and the mortgage company. Each segment is managed separately because each business requires different marketing strategies and each offers different products and services.

THE BANK

The Bank provides a complete range of retail and commercial banking services that compete directly with major regional banks. Loans consist of commercial loans to middle market businesses, loans to individuals, commercial real estate loans, residential mortgages and construction loans. The Bank also originates and purchases residential and commercial mortgage loans to sell to investors with servicing rights retained. The Bank also promotes residential and commercial construction financing to builders and developers and acts as a broker in the origination of multi-family and commercial real estate loans. In addition, the Bank offers a broad array of fee income products including merchant card services, letters of credit, accounts receivable financing, customized cash management services, brokerage and mutual funds, trust and private banking activities.

The Bank maintains a staff of professional treasury management marketing officers who consult with middle market and large corporate companies to design custom cost-effective cash management solutions. The Bank offers a full product line of cash concentration, disbursement, information reporting services and a full suite of Internet products superior to those offered by many regional banks. Through the Bank's continued investment in new technology and people, the Bank has been able to attract some of Houston's largest middle market companies to utilize the Bank's treasury management products. The Bank has also been able to attract new loan customers through use of the Bank's treasury management as a lead-in with products, such as an image-based lockbox service and controlled disbursement and sweep products, which allow borrowers to minimize interest expense and convert excess operating funds into interest income. Through the use of an interactive terminal or personal computer, the Bank's NetStar system provides customers with instant access to all bank account information with multiple intraday updates. The Bank makes business communication more efficient through Electronic Data Interchange ("EDI"), which is an inter-organizational computer-to-computer exchange of business documentation in a standard computer-processable format. Through the use of EDI and electronic payments, the Bank can provide the customer with a paperless funds management system. Positive Pay, a service under which the Bank only pays checks listed on a legitimate "company issue" file, is another product which helps in the prevention of check fraud. The Bank's average commercial customer uses six treasury management services. Because these services help customers improve their treasury operations and achieve new efficiencies in cash management, they are extremely useful in building and maintaining long-term relationships.

The Bank has a retail presence in 33 locations throughout the Houston metropolitan area. Such locations are emerging as an important source of bank funding and fee income. Retail products consist of both traditional deposit accounts such as checking, savings, money market accounts and certificates of deposit, and a wide array of consumer loan and electronic banking alternatives. The Bank is putting a consistent emphasis on the cultivation of retail market opportunities and on its retail staff to help expand and deepen customer relationships.

The Bank maintains a strong community orientation by, among other things, supporting active participation of all employees in local charitable, civic, school and church activities. Several banking offices also appoint selected customers to a business development board that assists in introducing prospective customers to the Bank and in developing or modifying products and services to better meet customer needs.

THE MORTGAGE COMPANY

The Company originates, sells and services single family residential mortgages and commercial mortgages through its ownership of Mitchell. Through Mitchell, the Company also originates and services residential and commercial construction loans. Mitchell has production offices in Fort Bend and Montgomery Counties, Texas, with corporate offices in The Woodlands, Texas. Mitchell is an approved seller/servicer for Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") and an approved issuer of Government National Mortgage Association ("GNMA") mortgage-backed securities. Mitchell is also a HUD-Approved Title II nonsupervised mortgagee. During 2001, Mitchell funded approximately $179 million in residential mortgage loans, $141 million in commercial loans and $131 million in residential and commercial construction loans.

COMPETITION

The banking business is highly competitive, and the profitability of the Company will depend principally upon the Company's ability to compete in its market area. The Company competes with other commercial and savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial institutions, including certain governmental organizations which may offer subsidized financing at lower rates than those offered by the Company. The Company has been able to compete effectively with other financial institutions by emphasizing technology and customer service, including local office decision-making on loans, establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of its customers. Bank deposits in the Houston area total approximately $50 billion.

The success of the Company is also highly dependent on the economic strength of the Company's general market area. Significant deterioration in the local economy or economic problems in the greater Houston area could substantially impact the Company's performance. In addition, the enactment of the Gramm-Leach-Bliley Act (see discussion below) which breaks down many barriers between the banking, securities and insurance industries, may significantly affect the competitive environment in which the Company operates.

EMPLOYEES

As of December 31, 2001, the Company had 1,376 full-time employees, 458 of whom were officers of the Bank. The Company provides medical and hospitalization insurance to its full-time employees. The Company has also provided most of its employees with the benefit of Common Stock ownership through the Company's contributions to a 401(k) plan, in which 1,080 of its employees are currently participating. The Company considers its relations with its employees to be excellent.

ECONOMIC CONDITIONS

The Company's success is dependent to a significant extent upon general economic conditions in the Houston metropolitan area. The banking industry in Texas and Houston is affected by general economic conditions such as inflation, recession, unemployment, real estate values and other factors beyond the Company's control. During the mid-1980's, severely depressed oil and gas prices materially and adversely affected the Texas and Houston economies, causing recession and unemployment in the region and resulting in excess vacancies in the Houston real estate market and elsewhere in the state. Since 1987 the local economy has gained nearly 790,000 jobs, averaging 3.2% annual growth. In the Houston metropolitan area, the job count is 2.15 million, more than Alabama, Louisiana, South Carolina or Kentucky. The Federal Reserve projects job growth for 2002 at 15,000 jobs, a 0.7% increase. The economic base in Houston has diversified from being energy dependent to being energy independent as evidenced by the decrease in the upstream energy sector which is estimated to account for 32% of Houston's economic base, down from 69% in 1981. Since 1982, the energy-independent portion of the economic base has grown at a annual compound rate of 7.4%. Nevertheless, an economic recession over a prolonged period of time in the Houston area could cause increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the local economy would not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in this Annual Report, and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of the end of and for each of the five years in the period ended December 31, 2001 are derived from the Company's Consolidated Financial Statements which have been audited by independent accountants.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Interest income	**$ 261,147**	$ 272,166	$ 211,232	$ 185,663	$ 155,077
Interest expense	**101,158**	121,662	88,219	80,080	67,110
Net interest income	**159,989**	150,504	123,013	105,583	87,967
Provision for loan losses	**7,500**	7,053	6,474	4,261	4,242
Net interest income after provision for loan losses	**152,489**	143,451	116,539	101,322	83,725
Noninterest income	**58,158**	42,893	37,464	31,537	24,136
Noninterest expenses	**133,161**	120,157	104,511	87,870	71,756
Income before income taxes and minority interest	**77,486**	66,187	49,492	44,989	36,105
Provision for income taxes	**24,745**	22,607	17,500	15,766	12,237
Minority interest	**24**	119	29	205	373
Net income before preferred dividend	**52,717**	43,461	31,963	29,018	23,495
Preferred stock dividend	**—**	—	—	—	36
Net income available to common shareholders	**$ 52,717**	$ 43,461	$ 31,963	$ 29,018	$ 23,459
Per Share Data:					
Basic earnings per common share(1)	**$ 1.60**	$ 1.34	$ 1.01	$ 0.97	$ 0.83
Diluted earnings per common share(1)	**$ 1.55**	$ 1.29	$ 0.97	$ 0.91	$ 0.78
Cash dividends per common share paid by Citizens and Fort Bend	**$ —**	$ 0.60	$ 0.82	$ 1.03	$ 1.00
Book value per share	**$ 10.99**	$ 9.12	$ 7.28	$ 6.90	$ 6.00
Average common shares (in thousands)	**32,855**	32,397	31,743	29,794	28,332
Average common share equivalents (in thousands)	**1,221**	1,232	1,200	2,947	3,080
Performance Ratios:					
Return on average assets	**1.32%**	1.23%	1.06%	1.12%	1.10%
Return on average common equity	**15.82%**	17.00%	14.70%	15.10%	14.83%
Net interest margin	**4.44%**	4.64%	4.44%	4.38%	4.46%
Efficiency ratio(2)	**61.05%**	61.98%	65.07%	64.52%	64.28%
Balance Sheet Data(3):					
Total assets	**$4,401,156**	$3,940,342	$3,271,188	$2,944,387	$2,490,822
Securities	**1,068,315**	848,164	890,369	951,785	886,605
Loans	**2,759,482**	2,511,437	2,035,342	1,632,886	1,251,237
Allowance for loan losses	**31,390**	28,150	22,436	17,532	14,385
Total deposits	**3,428,633**	3,093,870	2,531,633	2,373,995	2,102,485
Total shareholders' equity	**361,734**	298,125	233,076	216,575	173,418
Capital Ratio:					
Average equity to average assets	**8.34%**	7.23%	7.23%	7.39%	7.42%
Asset Quality Ratios(3):					
Nonperforming assets to loans and other real estate(4)	**0.53%**	0.41%	0.31%	0.31%	0.50%
Net charge-offs to average loans	**0.17%**	0.06%	0.09%	0.08%	0.12%
Allowance for loan losses to total loans	**1.17%**	1.16%	1.15%	1.08%	1.16%
Allowance for loan losses to nonperforming loans(5)	**237.82%**	297.82%	519.59%	441.39%	312.38%

(1) Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by dividing net income available to common shareholders, adjusted for any changes in income that would result from the assumed conversion of all dilutive potential common shares, by the sum of the weighted average number of common shares outstanding and the effect of all dilutive potential common shares outstanding for the period.

(2) Calculated by dividing total noninterest expenses by net interest income plus noninterest income, excluding net security gains (losses).

(3) At period end, except net charge-offs to average loans.

(4) Nonperforming assets consist of nonperforming loans and other real estate owned.

(5) Nonperforming loans consist of nonaccrual loans, troubled debt restructurings and loans contractually past due 90 days or more.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's consolidated financial statements and should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto and other detailed information appearing elsewhere in this Annual Report.

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

OVERVIEW

Total assets at December 31, 2001, 2000 and 1999 were $4.40 billion, $3.94 billion, and $3.27 billion, respectively. This growth was a result of a strong local economy, the addition of new loan officers, aggressive marketing, and the Company's overall growth strategy. Loans were $2.76 billion at December 31, 2001, an increase of $248.0 million or 10% from $2.51 billion at the end of 2000. Loans were $2.04 billion at year end 1999. Deposits increased to $3.43 billion at year end 2001 from $3.09 billion at year end 2000 and $2.53 billion at year end 1999.

Net income was $52.7 million, $43.5 million, and $32.0 million and diluted earnings per common share was $1.55, $1.29, and $0.97 for the years ended 2001, 2000 and 1999, respectively. This increase in net income was primarily the result of strong loan growth, maintaining strong asset quality and expense control and resulted in returns on average assets ("ROA") of 1.32%, 1.23%, and 1.06% and returns on average common equity ("ROE") of 15.82%, 17.00%, and 14.70% for the years ended 2001, 2000 and 1999, respectively.

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income represents the amount by which interest income on interest-earning assets, including securities and loans, exceeds interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Net interest income is the principal source of the Company's earnings. In 2001, net interest income provided 73.3% of the Company's net revenues, compared with 77.8% in 2000 and 76.7% in 1999. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.

2001 VERSUS 2000. Net interest income was $160.0 million in 2001, primarily loans, compared to $150.5 million in 2000, an increase of $9.5 million or 6%. Growth in average earning assets, primarily loans, was $356.4 million or 11% while yields decreased 114 basis points to 7.25%. Yields decreased throughout 2001 as the Bank's prime lending rate decreased. The yield on earning assets during the fourth quarter was the lowest for the year, resulting in decreased yields on a weighted average basis.

The impact of the growth in average earning assets was partially offset by a $333.4 million or 14% increase in average interest-bearing liabilities, offset by a decrease in the rate paid on interest-bearing liabilities of 132 basis points to 3.62% in 2001.

Net interest margin decreased 20 basis points in 2001 to 4.44%. This decrease in the net interest margin is the direct result of the Federal Reserve lowering the federal funds rate 475 basis points since the beginning of 2001.

Net interest margin risk is typically related to a narrowing of the prime rate and cost of funds. The Company managed this risk with asset and liability pricing to minimize the impact of declining rates, lowering the average costs of deposits and adding interest rate floors to some of its loan agreements. On January 4, 2001 the Federal Reserve decreased the federal funds rate and discount rate by 50 basis points. This was followed by seven additional decreases of 50 basis points each on February 1, 2001, March 21, 2001, April 19, 2001, May 16, 2001, September 18, 2001, October 3, 2001 and November 7, 2001, and three additional decreases of 25 basis points each on June 28, 2001, August 22, 2001 and December 12, 2001. Due to the Bank's asset sensitivity, the net interest margin gradually decreased during the year. This resulted in net interest margins of 4.44% and 4.64% and net interest spreads of 3.63% and 3.45% for 2001 and 2000, respectively.

2000 VERSUS 1999. Net interest income totaled $150.5 million in 2000 compared to $123.0 million in 1999, an increase of $27.5 million or 22%. This resulted in net interest margins of 4.64% and 4.44% and net interest spreads of 3.45% and 3.44% for 2000 and 1999, respectively.

The increase in net interest income was due primarily to a $472.7 million or 17% increase in average interest-earning assets. Average loans grew $518.5 million or 29% during 2000 while average securities decreased $45.1 million or 5% during the same period. The yield earned on average loans outstanding increased 71 basis points to 9.25% in 2000. Overall, the yield earned on average interest-earning assets increased 77 basis points to 8.39% in 2000 compared to a 76 basis point increase in the rate paid on average interest-bearing liabilities.

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are daily average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield. The yield on the securities portfolio is based on average historical cost balances and does not give effect to changes in fair value that are reflected as a component of consolidated shareholders' equity.

	Year Ended December 31,								
	2001			2000			1999		
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)								
ASSETS									
Interest-earning assets:									
Loans	$ 2,637,695	$ 205,123	7.78%	$ 2,281,340	$ 210,990	9.25%	$ 1,762,826	$ 150,576	8.54%
Securities	895,947	53,297	5.95	909,512	57,755	6.35	954,593	58,007	6.08
Federal funds sold and other	66,807	2,727	4.08	53,163	3,421	6.43	53,900	2,649	4.91
Total interest-earning assets	3,600,449	261,147	7.25%	3,244,015	272,166	8.39%	2,771,319	211,232	7.62%
Less allowance for loan losses	(30,528)			(25,326)			(20,161)		
	3,569,921			3,218,689			2,751,158		
Noninterest-earning assets	425,822			315,444			257,607		
Total assets	$ 3,995,743			$ 3,534,133			$ 3,008,765		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing liabilities:									
Money market and savings deposits	$ 1,457,693	40,884	2.80%	$ 1,217,866	50,375	4.14%	$ 1,008,980	34,766	3.45%
Certificates of deposit	901,822	44,950	4.98	829,047	48,313	5.83	718,037	35,383	4.93
Repurchase agreements and borrowed funds	435,851	15,324	3.52	415,029	22,974	5.54	381,052	18,070	4.74
Total interest-bearing liabilities	2,795,366	101,158	3.62%	2,461,942	121,662	4.94%	2,108,069	88,219	4.18%
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	836,366			774,111			656,428		
Other liabilities	30,878			42,487			26,840		
Total liabilities	3,662,610			3,278,540			2,791,337		
Shareholders' equity	333,133			255,593			217,428		
Total liabilities and shareholders' equity	$ 3,995,743			$ 3,534,133			$ 3,008,765		
Net interest income		$ 159,989			$ 150,504			$ 123,013	
Net interest spread			3.63%			3.45%			3.44%
Net interest margin			4.44%			4.64%			4.44%

The following table presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated.

	Year Ended December 31,							
	2001 vs 2000				2000 vs 1999			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Days	Total	Volume	Rate	Days	Total
	(Dollars in thousands)							
Interest-earning Assets:								
Loans	$ 32,958	$(38,249)	$ (576)	$ (5,867)	$ 44,290	$ 15,711	$ 413	$60,414
Securities	(861)	(3,439)	(158)	(4,458)	(2,739)	2,328	159	(252)
Federal funds sold and other	878	(1,563)	(9)	(694)	(36)	801	7	772
Total increase (decrease) in interest income	32,975	(43,251)	(743)	(11,019)	41,515	18,840	579	60,934
Interest-bearing Liabilities:								
Money market and savings deposits	9,920	(19,273)	(138)	(9,491)	7,197	8,317	95	15,609
Certificates of deposit	4,241	(7,472)	(132)	(3,363)	5,470	7,363	97	12,930
Repurchase agreements and borrowed funds	1,153	(8,740)	(63)	(7,650)	1,611	3,243	50	4,904
Total increase (decrease) in interest expense	15,314	(35,485)	(333)	(20,504)	14,278	18,923	242	33,443
Increase (decrease) in net interest income	$ 17,661	$ (7,766)	$ (410)	$ 9,485	$ 27,237	$ (83)	$ 337	$27,491

PROVISION FOR LOAN LOSSES

The 2001 provision for loan losses was $7.5 million, an increase of $447,000 from 2000. The provision for the year ended 2000 was $7.1 million, an increase of $579,000 from the year ended December 31, 1999. Net charge-offs during 2001 equaled $4.3 million, which when subtracted from the provision for loan losses of $7.5 million resulted in a net increase in the allowance for loan losses of $3.2 million. Although no assurance can be given, management believes that the present allowance for loan losses is adequate considering loss experience, delinquency trends and current economic conditions. Management regularly reviews the Company's loan loss allowance as its loan portfolio grows and diversifies. (See "— Financial Condition — Loan Review and Allowance for Loan Losses.")

NONINTEREST INCOME

Noninterest income grew to $58.2 million for the year ended December 31, 2001, an increase of $15.3 million or 36% from 2000. Noninterest income totaled $42.9 million in 2000, an increase of $5.4 million or 14% from 1999.

The following table shows the breakout of noninterest income between the bank and the mortgage company for 2001, 2000 and 1999:

	Year Ended December 31,								
	2001			2000			1999		
	Bank	Mortgage	Combined	Bank	Mortgage	Combined	Bank	Mortgage	Combined
Service charges on deposit accounts	$ 27,653	$ —	$27,653	$ 20,765	$ —	$ 20,765	$ 17,017	$ —	$17,017
Investment services	7,244	—	7,244	6,017	—	6,017	4,868	—	4,868
Factoring fee income	4,742	—	4,742	4,063	—	4,063	3,169	—	3,169
Loan fee income	1,194	2,720	3,914	926	2,180	3,106	680	2,089	2,769
Bank-owned life insurance income	4,517	—	4,517	1,665	—	1,665	1,379	—	1,379
Letters of credit fee income	1,309	—	1,309	968	—	968	850	—	850
Gain on sale of loans, net	—	3,170	3,170	—	1,020	1,020	—	822	822
Gain (loss) on sale of securities, net	14	—	14	(467)	—	(467)	(134)	—	(134)
Other income	4,262	1,333	5,595	4,017	1,739	5,756	5,354	1,370	6,724
Total noninterest income	$ 50,935	$ 7,223	$58,158	$ 37,954	$ 4,939	$ 42,893	$ 33,183	$ 4,281	$37,464

BANKING SEGMENT. The largest component of noninterest income is service charges on deposit accounts, which were $27.7 million for the year ended December 31, 2001, compared to $20.8 million for 2000 and $17.0 million for 1999. These were increases of 33% and 22%, respectively, for 2001 and 2000. Several factors contributed to this growth. First, the Bank's treasury management division continues to achieve great success, with gross revenues up $2.9 million, or 27%, in 2001. This success at winning new business results from the Company's ability to design custom cost-effective cash management solutions for middle market and large corporate customers. Second, during this three-year period the Company introduced several new products to its existing retail product line. Finally, in 1999 the Company initiated a deposit campaign encompassing all of its existing marketing areas and redesigned the consumer banking area which has experienced strong growth since its inception. Additionally, the number of deposit accounts grew from 124,424 at December 31, 1999 to 141,036 at December 31, 2000 and to 151,376 at December 31, 2001.

Income on Bank-owned life insurance was $4.5 million for the year ended December 31, 2001, compared to $1.7 million for 2000 and $1.4 million for 1999. These were increases of 171% and 21%, respectively, for 2001 and 2000. The increase in 2001 is attributable to the purchase of $50.0 million of additional Bank-owned life insurance early in the first quarter of 2001.

Additional areas of growth included investment services income and factoring fee income. Investment services income was $7.2 million for the year ended December 31, 2001, compared to $6.0 million for 2000 and $4.9 million for 1999. The increase in investment services income is attributable to the expanding international and foreign exchange departments, as well as the addition of several experienced calling officers and an increase in referrals from the Company's growing customer base. Factoring fee income, which is derived from the purchase of accounts receivable, was $4.7 million for the year ended December 31, 2001, compared to $4.1 million for 2000 and $3.2 million for 1999. Average gross accounts receivable purchased was $27.7 million for the year ended December 31, 2001, compared to $22.6 million for 2000 and $16.0 million for 1999.

MORTGAGE SEGMENT. Gain on sale of loans was $3.2 million for the year ended December 31, 2001, compared to $1.0 million for 2000 and $822,000 for 1999. These were increases of 211% and 24%, respectively, for 2001 and 2000. The lower interest rates in 2001 resulted in an increase in mortgage refinancings and originations. This increase in loan volume resulted in a larger portfolio of loans available for sale during the year. The principal balances of mortgage loans sold were $141.5 million, $45.2 million, and $63.5 million during the years ended December 31, 2001, 2000 and 1999, respectively.

Loan fee income was $2.7 million for the year ended December 31, 2001, compared to $2.2 million for 2000 and $2.1 million for 1999. These were increases of 25% and 4%, respectively, for 2001 and 2000. The increase in loan fee income is also a result of the increased loan originations during the year.

NONINTEREST EXPENSES

For the year ended December 31, 2001, noninterest expenses totaled $133.2 million, an increase of $13.0 million, or 11%, from $120.2 million during 2000, which had increased from $104.5 million during 1999. The increase in noninterest expenses during these periods was due primarily to salaries and employee benefits and occupancy expenses.

The efficiency ratio is calculated by dividing total noninterest expenses by net interest income plus noninterest income, excluding net security gains (losses). An increase in the efficiency ratio indicates that more resources are being utilized to generate the same (or greater) volume of income while a decrease would indicate a more efficient allocation of resources. The Company's efficiency ratios were 61.05%, 61.98% and 65.07% for the years ended December 31, 2001, 2000 and 1999, respectively. The Company's efficiency ratios before merger-related expenses were 61.05%, 60.00% and 62.29%, respectively. The increase in the efficiency ratio in 2001 is a direct result of the decrease in the net interest margin discussed in "— Results of Operations — Net Interest Income" above.

Salaries and employee benefits expense was $78.0 million for the year ended December 31, 2001, an increase of $10.9 million or 16% from $67.1 million for the year ended December 31, 2000. Salaries and employee benefits expense for the year ended December 31, 2000 increased $9.5 million or 17% from the same period in 1999. These increases were due primarily to hiring additional personnel required to accommodate the Company's growth. Total full-time equivalent employees for the years ended December 31, 2001, 2000 and 1999 were 1,376, 1,313, and 1,168, respectively.

Occupancy expense rose $3.5 million to $21.5 million in 2001. Major categories included within occupancy expense are building lease expense, depreciation expense, and maintenance contract expense. Building lease expense increased to $6.2 million in 2001 from $4.7 million in 2000, an increase of $1.5 million or 32%. This increase is primarily due to the Company leasing 91,689 square feet for an operations center in downtown Houston late in 2000. Depreciation expense increased $2.4 million to $10.4 million for the year ended December 31, 2001. This increase was due primarily to additional depreciation on equipment provided to new employees and expenses related to technology upgrades throughout the Company. In addition, the Company recorded $381,000 of depreciation expense related to the leasehold improvements at the new operations center during the year ended December 31, 2001. Maintenance contract expense for the year ended December 31, 2001 was $3.2 million, an increase of $694,000 or 28% compared to $2.5 million in 2000 and $1.8 million in 1999. The Company has purchased maintenance contracts for major operating systems throughout the organization.

During 2000 and 1999, the Company recorded, on a pre-tax basis, approximately $4.1 million and $4.5 million, respectively in merger-related expenses and other charges including investment banking fees, other professional fees and severance expenses associated with the mergers of Citizens in 2000 and Fort Bend in 1999. There were no such transactions in 2001.

INCOME TAXES

Income tax expense includes the regular federal income tax at the statutory rate, plus the income tax component of the Texas franchise tax. The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of nondeductible interest expense, and the amount of other nondeductible expenses. Taxable income for the income tax component of the Texas franchise tax is the federal pre-tax income, plus certain officers salaries, less interest income from federal securities. In 2001 income tax expense was $24.7 million, an increase of $2.1 million or 9% from the $22.6 million of income tax expense in 2000 which increased $5.1 million or 29% from the $17.5 million of income tax expense in 1999. The Company's effective tax rates were 32%, 34%, and 35% for the years ended December 31, 2001, 2000 and 1999, respectively. The reduced tax rate is primarily due to an increase in tax exempt income earned on the Company's bank-owned life insurance and other tax exempt securities.

IMPACT OF INFLATION

The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Since substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company attempts to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities See "— Financial Condition — Interest Rate Sensitivity and Liquidity" below.

FINANCIAL CONDITION

LOANS HELD FOR INVESTMENT

Loans held for investment were $2.67 billion at December 31, 2001, an increase of $247.0 million, or 10% from December 31, 2000. Loans were $2.43 billion at December 31, 2000, an increase of $467.2 million, or 24%, from $1.96 billion at December 31, 1999.

During the past 5 years loans have grown at an annualized rate of 24%. This growth is consistent with the Company's strategy of targeting corporate "middle market" and private banking customers and providing innovative products with superior customer service. This plan also includes establishing new branches in areas that demographically complement existing or targeted customer base, pursuing selected mergers/acquisitions which will add new markets, delivery systems and talent to the Company and leveraging new or existing technology to improve the profitability of the Company and its customers.

Although gross loans increased during 2001, the Company has noted many borrowing customers are reducing debt and operating with a more conservative balance sheet. The Company continues to take a conservative posture related to credit underwriting, which it believes is a prudent course of action, especially during slowing economic times. Both of these factors have combined to cause a recent slowing in the growth of the Company's loan portfolio. While the short-term outlook for loan growth has moderated, the Company is optimistic about the future, as it has continued to invest in new products and services that it believes will bring excellent opportunities for growth and expansion.

The loan portfolio is concentrated in loans to commercial, real estate construction and land development enterprises, with the balance in residential and consumer loans. While no specific industry concentration is considered significant, lending operations are located primarily in an eight county area in and around Houston. An economic recession over a prolonged period of time in the Houston area could cause increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the local economy would not have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

The following table summarizes the loan portfolio of the Company by major category as of the dates indicated:

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Commercial and industrial	**$1,084,114**	**40.56%**	$ 954,912	39.37%	$ 749,816	38.29%	$ 667,918	41.29%	$ 474,799	38.34%
Real estate:										
Construction and land development	**698,423**	**26.13**	641,128	26.43	500,547	25.57	299,220	18.50	179,769	14.52
1-4 family residential	**344,133**	**12.88**	335,934	13.85	290,057	14.81	273,387	16.90	257,892	20.83
Commercial owner occupied	**320,336**	**11.99**	265,534	10.95	212,371	10.84	187,093	11.57	158,409	12.79
Farmland	**4,854**	**0.18**	5,753	0.24	13,218	0.67	8,416	0.52	8,384	0.68
Other	**25,884**	**0.97**	31,861	1.31	20,572	1.05	17,524	1.08	10,854	0.87
Consumer	**194,714**	**7.29**	190,376	7.85	171,714	8.77	164,018	10.14	148,210	11.97
Total loans held for investment	**$2,672,458**	**100.00%**	$2,425,498	100.00%	$1,958,295	100.00%	$1,617,576	100.00%	$1,238,317	100.00%

The primary lending focus of the Company is on small- and medium-sized commercial, construction and land development, residential mortgage and consumer loans. The Company offers a variety of commercial lending products including term loans, lines of credit and equipment financing. A broad range of short- to medium-term commercial loans, both collateralized and uncollateralized, are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements) and the purchase of equipment and machinery. The purpose of a particular loan generally determines its structure.

Generally, the Company's commercial loans are underwritten on the basis of the borrower's ability to service such debt from cash flow. As a general practice, the Company takes as collateral a lien on any available real estate, equipment, other assets and personal guarantees of company owners or project sponsors. Working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets.

A substantial portion of the Company's real estate loans consists of loans collateralized by real estate, other assets and personal guarantees of company owners or project sponsors of commercial customers. Additionally, a portion of the Company's lending activity consists of the origination of single-family residential mortgage loans collateralized by owner-occupied properties located in the Company's primary market area. The Company offers a variety of mortgage loan products which generally are amortized over five to 30 years.

Loans collateralized by single-family residential real estate are typically originated in amounts of no more than 90% of appraised value. The Company requires mortgage title insurance and hazard insurance in the amount of the loan. Although the contractual loan payment periods for single-family residential real estate loans are generally for a 15 to 30 year period, such loans often remain outstanding for significantly shorter periods than their contractual terms.

The Company originates and purchases residential and commercial mortgage loans to sell to investors with servicing rights retained. The Company also provides residential and commercial construction financing to builders and developers and acts as a broker in the origination of multi-family and commercial real estate loans.

Residential construction financing to builders generally has been originated in amounts of no more than 80% of appraised value. The Company requires a mortgage title binder and builder's risk insurance in the amount of the loan. The contractual loan payment periods for residential constructions loans are generally for a six to twelve month period.

Consumer loans made by the Company include automobile loans, recreational vehicle loans, boat loans, home improvement loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 84 months and vary based upon the nature of collateral and size of loan.

The contractual maturity ranges of the commercial and industrial and funded real estate construction loan portfolio and the amount of such loans with fixed interest rates and floating interest rates in each maturity range as of December 31, 2001 are summarized in the following table:

	December 31, 2001			
	One Year Or Less	After One Through Five Years	After Five Years	Total
	(Dollars in thousands)			
Commercial and industrial	$ 701,435	$ 336,079	$ 46,600	$1,084,114
Real estate construction	406,068	267,522	24,833	698,423
Total	$1,107,503	$ 603,601	$ 71,433	$1,782,537
Loans with a fixed interest rate	$ 442,002	$ 170,587	$ 40,860	$ 653,449
Loans with a floating interest rate	665,501	433,014	30,573	1,129,088
Total	$1,107,503	$ 603,601	$ 71,433	$1,782,537

LOANS HELD FOR SALE

Loans held for sale of $87.0 million at December 31, 2001 increased from $85.9 million at December 31, 2000. These loans are carried at the lower of cost or market and are typically sold to investors within one year of origination. The market value of these loans is impacted by changes in current interest rates. An increase in interest rates would result in a decrease in the market value of these loans while a decrease in interest rates would result in an increase in the market value of these loans. The business of originating and selling loans is conducted by the Company's mortgage segment.

LOAN REVIEW AND ALLOWANCE FOR LOAN LOSSES

The Company's loan review procedures include a credit quality assurance process that begins with approval of lending policies and underwriting guidelines by the Board of Directors, an independent loan review department staffed, in part, with OCC experienced personnel, low individual lending limits for officers, Senior Loan Committee approval for large credit relationships and quality loan documentation procedures. The Company also maintains a well developed monitoring process for credit extensions in excess of $100,000. The Company performs monthly and quarterly concentration analyses based on various factors such as industries, collateral types, business lines, large credit sizes, international investments and officer portfolio loads. The Company has established underwriting guidelines to be followed by its officers. The Company also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Historically, the Houston metropolitan area has been affected by the state of the energy business, but since the mid 1980's the economic impact has been reduced by a combination of increased industry diversification and less reliance on debt to finance expansion. When energy prices fluctuate, it is the Company's practice to review and adjust underwriting standards with respect to companies affected by oil and gas price volatility and to continuously monitor existing credit exposure to companies which are impacted by this price volatility.

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Based on an evaluation of the loan portfolio, management presents a quarterly analysis of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers, among other things, growth in the loan portfolio, the diversification by industry of the Company's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral and the evaluation of its loan portfolio by the loan review function. Charge-offs occur when loans are deemed to be uncollectible.

In order to determine the adequacy of the allowance for loan losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. The Company then charges a provision for loan losses determined on a quarterly basis to adjust the allowance for loan losses for changes determined according to the foregoing methodology.

Management believes that the allowance for loan losses at December 31, 2001 is adequate to cover losses inherent in the portfolio as of such date. There can be no assurance, however, that the Company will not sustain losses in future periods, which could be greater than the size of the allowance at December 31, 2001.

The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

	Year Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Allowance for loan losses, beginning balance	$ **28,150**	$ 22,436	$ 17,532	$ 14,385	$ 11,488
Provision charged against operations	**7,500**	7,053	6,474	4,261	4,242
Charge-offs:					
Commercial and industrial	**(3,663)**	(714)	(906)	(862)	(783)
Real estate:					
Construction and land development	**(65)**	(208)	(177)	(10)	(262)
1-4 family residential	**(171)**	—	—	—	(50)
Commercial owner occupied	**—**	—	—	—	—
Farmland	**—**	—	—	—	—
Other	**(94)**	—	—	—	—
Consumer	**(1,037)**	(1,171)	(1,128)	(634)	(584)
Total charge-offs	**(5,030)**	(2,093)	(2,211)	(1,506)	(1,679)
Recoveries:					
Commercial and industrial	**265**	485	265	95	142
Real estate:					
Construction and land development	**—**	7	12	63	2
1-4 family residential	**59**	—	—	—	—
Commercial owner occupied	**—**	—	—	—	—
Farmland	**—**	—	—	—	—
Other	**51**	—	—	—	—
Consumer	**395**	262	364	216	190
Total recoveries	**770**	754	641	374	334
Net charge-offs	**(4,260)**	(1,339)	(1,570)	(1,132)	(1,345)
Adjustment to conform reporting periods	**—**	—	—	18	—
Allowance for loan losses, ending balance	$ **31,390**	$ 28,150	$ 22,436	$ 17,532	$ 14,385
Allowance to period-end loans	**1.17%**	1.16%	1.15%	1.08%	1.16%
Net charge-offs to average loans	**0.17%**	0.06%	0.09%	0.08%	0.12%
Allowance to period-end nonperforming loans	**237.82%**	297.82%	519.59%	441.39%	312.38%

The following table reflects the distribution of the allowance for loan losses among various categories of loans for the dates indicated. Portions of the allowance for loan losses are allocated to cover the estimated losses inherent in particular risk categories of loans. The allocation of the allowance for loan losses is based upon the Company's loss experience over a period of years and is adjusted for subjective factors such as economic trends, performance trends, portfolio age and concentrations of credit. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which loan losses may occur. The total allowance is available to absorb losses from any segment of loans.

	December 31,									
	2001		2000		1999		1998		1997	
	Amount	**Percent of Loans to Total Loans**	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)									
Balance of allowance for loan losses applicable to:										
Commercial and industrial	**$ 13,554**	**40.56%**	$ 12,219	39.37%	$ 10,793	38.29%	$ 8,219	41.29%	$ 5,958	38.34%
Real estate:										
Construction and land development	**7,395**	**26.13**	5,733	26.43	4,184	25.57	2,418	18.50	1,664	14.52
1-4 family residential	**2,695**	**12.88**	3,294	13.85	2,498	14.81	2,424	16.90	2,546	20.83
Commercial owner occupied	**3,397**	**11.99**	2,676	10.95	1,962	10.84	1,767	11.57	1,717	12.79
Farmland	**34**	**0.18**	40	0.24	93	0.67	66	0.52	72	0.68
Other	**1,110**	**0.97**	1,253	1.31	143	1.05	134	1.08	93	0.87
Consumer	**3,205**	**7.29**	2,935	7.85	2,763	8.77	2,504	10.14	2,335	11.97
Total allowance for loan losses	**$ 31,390**	**100.00%**	$ 28,150	100.00%	$ 22,436	100.00%	$ 17,532	100.00%	$ 14,385	100.00%

NONPERFORMING ASSETS AND IMPAIRED LOANS

Nonperforming assets, which include nonaccrual loans, accruing loans 90 or more days past due, restructured loans, and other real estate and foreclosed property, were $14.2 million at December 31, 2001, compared with $9.9 million at December 31, 2000 and $6.2 million at December 31, 1999. This resulted in a ratio of nonperforming assets to loans plus other real estate of 0.53%, 0.41%, and 0.31% at December 31, 2001, 2000, and 1999, respectively. Nonaccrual loans, the largest component of nonperforming assets, were $11.0 million at December 31, 2001, an increase of $2.7 million from $8.3 million at December 31, 2000. This increase relates primarily to two credits that are newly classified as nonaccrual loans. These credits are approximately $2.1 million each. One of these is in liquidation and the debt will be reduced as the collateral is sold, while the other is expected to return to performing status in the next few quarters due to the borrower's improving liquidity.

The following table presents information regarding nonperforming assets as of the dates indicated:

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Nonaccrual loans	**$ 11,020**	$ 8,345	$ 2,471	$ 2,369	$ 3,324
Accruing loans 90 or more days past due	**2,179**	1,107	1,847	1,352	734
Restructured loans	**—**	—	—	251	547
Other real estate and foreclosed property	**1,037**	454	1,840	1,099	1,651
Total nonperforming assets	**$ 14,236**	$ 9,906	$ 6,158	$ 5,071	$ 6,256
Nonperforming assets to total loans and other real estate	**0.53%**	0.41%	0.31%	0.31%	0.50%

The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. Loans past due 90 days are placed on nonaccrual status, unless the loan is both well collateralized and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. The Company is sometimes required to revise a loan's interest rate or repayment terms in a troubled debt restructuring.

The Company regularly updates appraisals on loans collateralized by real estate, particularly those categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible writedowns or appropriate additions to the allowance for loan losses.

A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The valuation reserve includes activity related to allowances calculated in accordance with SFAS No. 114 and activity related to other loan loss allowances determined in accordance with SFAS No. 5.

The following is a summary of loans considered to be impaired:

	December 31,	
	2001	**2000**
Impaired loans with no valuation reserve	**$ 510**	$ 2,640
Impaired loans with a valuation reserve	**19,728**	8,160
Total recorded investment in impaired loans	**$ 20,238**	$ 10,800
Valuation allowance related to impaired loans	**$ 3,749**	$ 2,107

The average recorded investment in impaired loans during 2001, 2000 and 1999 was $15.5 million, $9.3 million and $13.9 million, respectively. Interest income on impaired loans of $425,000, $1.1 million and $1.5 million was recognized for cash payments received in 2001, 2000 and 1999, respectively.

SECURITIES

At the date of purchase, the Company classifies debt and equity securities into one of three categories: held to maturity, trading or available for sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities classified as held to maturity are stated at cost, increased by accretion of discounts and reduced by amortization of premiums, both computed by the interest method, only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Securities not classified as either held to maturity or trading are classified as available for sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as a component of accumulated other comprehensive income (loss) until realized. Gains and losses on sales of securities are determined using the specific-identification method. The Company has classified all securities as available for sale at December 31, 2001 which allows the Company to manage its investment portfolio more effectively and to enhance the average yield on the portfolio.

The amortized cost of securities classified as available for sale and held to maturity is as follows:

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Available for sale:					
U.S. Government and agency securities	**$ 50,860**	$ 169,069	$ 134,001	$ 183,602	$ 201,300
Mortgage-backed securities	**872,974**	618,523	678,523	623,964	473,523
Municipal securities	**85,047**	27,920	17,021	6,247	4,813
Federal Reserve Bank stock	**4,230**	3,949	2,981	2,442	2,271
Federal Home Loan Bank stock	**7,939**	17,972	16,051	8,775	40,813
Other securities	**41,169**	15,491	7,286	3,894	28,732
Total securities available for sale	**$1,062,219**	$ 852,924	$ 855,863	$ 828,924	$ 751,452
Held to maturity:					
U.S. Government and agency securities	**$ —**	$ —	$ 12,761	$ 23,837	$ 26,247
Mortgage-backed securities	**—**	—	29,164	80,528	7,818
Municipal securities	**—**	—	13,486	13,964	13,888
Other securities	**—**	—	3,533	—	86,556
Total securities held to maturity	**$ —**	$ —	$ 58,944	$ 118,329	$ 134,509

The following table presents the amortized cost of securities classified as available for sale and held to maturity and their approximate fair values as of the dates shown:

	December 31, 2001				December 31, 2000				December 31, 1999			
		Gross Unrealized				Gross Unrealized				Gross Unrealized		
	Amortized Cost	Gain	Loss	Fair Value	Amortized Cost	Gain	Loss	Fair Value	Amortized Cost	Gain	Loss	Fair Value
	(Dollars in thousands)											
Available for sale:												
U.S. Government and agency securities	**$ 50,860**	**$ 1,294**	**$ (17)**	**$ 52,137**	$ 169,069	$ 1,080	$ (819)	$169,330	$ 134,001	$ 35	$ (3,499)	$ 130,537
Mortgage-backed securities	**872,974**	**8,571**	**(2,825)**	**878,720**	618,523	2,088	(7,395)	613,216	678,523	470	(21,338)	657,655
Municipal securities	**85,047**	**252**	**(1,524)**	**83,775**	27,920	134	(27)	28,027	17,021	21	(183)	16,859
Federal Reserve Bank stock	**4,230**	**—**	**—**	**4,230**	3,949	—	—	3,949	2,981	—	—	2,981
Federal Home Loan Bank stock	**7,939**	**—**	**—**	**7,939**	17,972	—	—	17,972	16,051	—	—	16,051
Other securities	**41,169**	**356**	**(11)**	**41,514**	15,491	201	(22)	15,670	7,286	56	—	7,342
Total securities available for sale	**$ 1,062,219**	**$ 10,473**	**$ (4,377)**	**$1,068,315**	$ 852,924	$ 3,503	$ (8,263)	$848,164	$ 855,863	$ 582	$ (25,020)	$831,425
Held to maturity:												
U.S. Government and agency securities	**$ —**	**$ —**	**$ —**	**$ —**	$ —	$ —	$ —	$ —	$ 12,761	$ 1	$ (287)	$ 12,475
Mortgage-backed securities	**—**	**—**	**—**	**—**	—	—	—	—	29,164	3	(612)	28,555
Municipal securities					—	—	—	—	13,486	23	(111)	13,398
Other securities	**—**	**—**	**—**	**—**	—	—	—	—	3,533	5	(25)	3,513
Total securities held to maturity	**$ —**	**$ —**	**$ —**	**$ —**	$ —	$ —	$ —	$ —	$ 58,944	$ 32	$ (1,035)	$ 57,941

In connection with the Citizens merger, the Company transferred all of Citizens' held to maturity debt securities to the available for sale category in 2000. The amortized cost of these securities at the time of transfer was $55.8 million and the unrealized gain was $267,000 ($174,000 net of income taxes). In connection with the Fort Bend merger, the Company transferred all of Fort Bend's held to maturity debt securities to the available for sale category in 1999. The amortized cost of these securities at the time of transfer was $57.8 million and the unrealized gain was $80,000 ($52,000 net of income taxes). The Company does not intend to sell these securities in the near term.

Securities totaled $1.07 billion at December 31, 2001, an increase of $220.2 million from $848.2 million at December 31, 2000. During 2000, securities decreased $42.2 million from $890.4 million at December 31, 1999. The yield on the securities portfolio for 2001 was 5.95% while the yield was 6.35% in 2000.

The Company has no mortgage-backed securities that have been issued by non-agency entities. Included in the Company's mortgage-backed securities at December 31, 2001 were agency issued collateralized mortgage obligations with a book value of $403.6 million and a fair market value of $406.1 million.

At December 31, 2001, $603.3 million of the mortgage-backed securities held by the Company had final maturities of more than 10 years. At December 31, 2001, approximately $35.5 million of the Company's mortgage-backed securities earned interest at floating rates and repriced within one year and, accordingly, were less susceptible to declines in value should interest rates increase.

The following table summarizes the contractual maturity of investments and their weighted average yields at December 31, 2001. The yield on the securities portfolio is based on average historical cost balances and does not give effect to changes in fair value that are reflected as a separate component of other comprehensive income.

	December 31, 2001									
	Within One Year		After One Year but within Five Years		After Five Years but within Ten Years		After Ten Years			
	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Amortized Cost	Yield	Total	Yield
	(Dollars in thousands)									
U.S. Government and agency securities	$ 19,799	6.43%	$ 16,164	6.89%	$ 14,897	5.31%	$ —	—%	$ 50,860	6.24%
Mortgage-backed securities	1,621	5.84	32,405	6.39	235,665	5.27	603,283	5.89	872,974	5.74
Municipal securities	1,823	4.33	9,613	4.50	7,648	4.49	65,963	4.88	85,047	4.79
Federal Reserve Bank stock	4,230	6.00	—	—	—	—	—	—	4,230	6.00
Federal Home Loan Bank stock	7,939	3.50	—	—	—	—	—	—	7,939	3.50
Other securities	31,534	1.79	6,746	7.04	2,607	5.36	282	5.37	41,169	2.90
Federal funds sold	1,445	1.75	—	—	—	—	—	—	1,445	1.75
Securities purchased under resale agreements	66,000	1.65	—	—	—	—	—	—	66,000	1.65
Interest-bearing deposits	5,188	1.44	—	—	—	—	—	—	5,188	1.44
Total investments	$ 139,579	2.67%	$ 64,928	6.30%	$ 260,817	5.25%	$ 669,528	5.79%	$ 1,134,852	5.31%

OTHER ASSETS

Other assets were $178.7 million at December 31, 2001, an increase of $60.9 million from $117.8 million at December 31, 2000. This increase is primarily attributable to increases in factored receivables and to the increase in the cash value of Bank-owned life insurance policies. Cash value of Bank-owned life insurance policies was approximately $82.7 million at December 31, 2001 compared with a balance of $28.7 million at December 31, 2000. This increase resulted from the purchase of $50.0 million of additional Bank-owned life insurance and interest earned on these policies.

Factored receivables result from providing operating funds to businesses by converting their accounts receivable to cash. During 2001 factored receivables increased $27.7 million to $55.2 million. This increase was due to several factors including new officers hired and aggressive marketing, both internally and externally.

DEPOSITS

The Company offers a variety of deposit accounts having a wide range of interest rates and terms. The Company's deposits consist of demand, savings, interest-bearing demand, money market and time accounts. The Company relies primarily on customer service, advertising, and competitive pricing policies to attract and retain these deposits. As of December 31, 2001, the Company had less than one percent of its deposits classified as brokered funds. Deposits provide the primary source of funding for the Company's lending and investment activities, and the interest paid for deposits must be managed carefully to control the level of interest expense.

The Company's ratio of average demand deposits to average total deposits for the years ended December 31, 2001, 2000, and 1999 was 28%, 30%, and 30%, respectively.

Average total deposits during 2001 increased to $3.20 billion from $2.82 billion in 2000, an increase of $374.9 million or 13%. Average noninterest-bearing deposits increased to $836.4 million in 2001 from $774.1 million in 2000 due to an increase in the number of deposit accounts. Average total deposits in 2000 rose to $2.82 billion from $2.38 billion in 1999, an increase of $437.6 million or 18%.

The average daily balances and weighted average rates paid on deposits for each of the years ended December 31, 2001, 2000, and 1999 are presented below:

	Year Ended December 31,					
	2001		2000		1999	
	Amount	Rate	Amount	Rate	Amount	Rate
			(Dollars in thousands)			
Interest-bearing demand	$ 62,510	0.50%	$ 58,093	1.09%	$ 69,859	1.63%
Regular savings	81,799	1.58	74,380	2.28	70,308	2.28
Premium yield	851,951	3.41	659,979	5.25	471,523	4.25
Money market savings	461,433	2.21	425,414	3.16	397,290	3.02
CD's less than $100,000	302,885	5.25	289,183	5.32	284,767	4.73
CD's $100,000 and over	522,601	4.82	464,470	6.17	370,513	5.04
IRA's, QRP's and other	76,336	5.07	75,394	5.66	62,757	5.16
Total interest-bearing deposits	2,359,515	3.64%	2,046,913	4.82%	1,727,017	4.06%
Noninterest-bearing deposits	836,366		774,111		656,428	
Total deposits	$ 3,195,881		$ 2,821,024		$ 2,383,445	

The following table sets forth the maturity of the Company's time deposits that are $100,000 or greater as of the dates indicated:

	December 31,		
	2001	2000	1999
	(Dollars in thousands)		
3 months or less	$ 348,782	$ 265,232	$ 186,970
Between 3 months and 6 months	81,457	124,144	75,389
Between 6 months and 1 year	75,461	61,774	77,604
Over 1 year	48,420	55,479	27,088
Total time deposits, $100,000 and over	$ 554,120	$ 506,629	$ 367,051

BORROWINGS

Securities sold under repurchase agreements and other borrowings generally represent borrowings with maturities ranging from one to thirty days. Other borrowings consist of federal funds purchased, treasury, tax and loan deposits and other bank borrowings. Information relating to these borrowings for the years ended December 31, 2001 and 2000 is summarized as follows:

	December 31,	
	2001	2000
	(Dollars in thousands)	
Securities sold under repurchase agreements:		
Average	$ 270,656	$ 209,816
Period-end	358,401	211,800
Maximum month-end balance during period	358,401	241,834
Interest Rate:		
Average	3.17%	4.69%
Period-end	2.03%	4.89%
Long-term borrowings:		
Average	$ 7,565	$ 5,944
Period-end	7,410	7,743
Maximum month-end balance during period	7,717	7,823
Interest rate:		
Average	7.00%	7.58%
Period-end	6.96%	7.00%
Short-term borrowings:		
Average	$ 157,630	$ 199,269
Period-end	222,168	298,218
Maximum month-end balance during period	368,792	372,298
Interest rate:		
Average	3.93%	6.35%
Period-end	2.12%	6.83%

INTEREST RATE SENSITIVITY

Asset and liability management is concerned with the timing and magnitude of repricing assets compared to liabilities. It is the objective of the Company to generate stable growth in net interest income and to attempt to control risks associated with interest rate movements. In general, management's strategy is to reduce the impact of changes in interest rates on its net interest income by maintaining a favorable match between the maturities or repricing dates of its interest-earning assets and interest-bearing liabilities. The Company adjusts its interest sensitivity during the year through changes in the mix of assets and liabilities and may use interest rate products such as interest rate swap and cap agreements. The Company's asset and liability management strategy is formulated and monitored by the Asset Liability Committee, which is composed of senior officers of the Bank and three outside directors, in accordance with policies approved by the Bank's Board of Directors. This Committee meets regularly to review, among other things, the sensitivity of the Bank's assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activity, and maturities of investments and borrowings. The Asset Liability Committee also approves and establishes pricing and funding decisions with respect to the Bank's overall asset and liability composition. The Committee reviews the Bank's liquidity, cash flow flexibility, maturities of investments, deposits and borrowings, retail and institutional deposit activity, current market conditions, and interest rates on both a local and national level.

To effectively measure and manage interest rate risk, the Company uses simulation analysis to determine the impact on net interest income of changes in interest rates under various interest rate scenarios, balance sheet trends, and strategies. From these simulations, interest rate risk is quantified and appropriate strategies are developed and implemented.

The following table presents an analysis of the sensitivity inherent in the Company's net interest income and market value of portfolio equity. The data used to prepare the table is as of December 31, 2001, which may not be representative of average balances found at year end or any other time period. The analysis is a tool used by management that changes every month based on changes in the composition of the balance sheet. Management believes that, based on available information, the Bank has been and will continue to be slightly asset sensitive. The interest rate scenarios presented in the table include interest rates at December 31, 2001 and 2000 and as adjusted by instantaneous rate changes upward and downward of up to 200 basis points. Each rate scenario reflects unique prepayment and repricing assumptions. Since there are limitations inherent in any methodology used to estimate the exposure to changes in market interest rates, this analysis is not intended to be a forecast of the actual effect of a change in market interest rates on the Company. The market value sensitivity analysis presented includes assumptions that (i) the composition of the Company's interest sensitive assets and liabilities existing at year end will remain constant over the twelve month measurement period; and (ii) that changes in market rates are parallel and instantaneous across the yield curve regardless of duration or repricing characteristics of specific assets or liabilities. Further, the analysis does not contemplate any actions that the Company might undertake in response to changes in market interest rates. Accordingly, this analysis is not intended and does not provide a precise forecast of the effect actual changes in market rates will have on the Company.

	Changes in Interest Rates				
	—200	**—100**	**0**	**+100**	**+200**
Impact on net interest income:					
December 31, 2001	**(12.35)%**	**(5.44)%**	**0.00%**	**1.92%**	**3.59%**
December 31, 2000	(9.84)%	(4.11)%	0.00%	2.79%	6.54%
Impact on market value of portfolio equity:					
December 31, 2001	**(5.48)%**	**(0.89)%**	**0.00%**	**(4.14)%**	**(8.16)%**
December 31, 2000	(3.93)%	(0.48)%	0.00%	(1.68)%	(3.94)%

The interest rate sensitivity ("GAP") is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A GAP is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A GAP is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative GAP would tend to adversely affect net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. While the GAP is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure. Because different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category.

The Company's one-year cumulative GAP position at December 31, 2001 was positive $238.4 million or 5.38% of assets. This is a one-day position that is continually changing and is not indicative of the Company's position at any other time. While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, shortcomings are inherent in GAP analysis since certain assets and liabilities may not move proportionally as interest rates change.

The following table sets forth an interest rate sensitivity analysis for the Company as of December 31, 2001:

	0-90 Days	90-360 Days	One to Three Years	After Three Years	Total
	(Dollars in thousands)				
Interest-earning assets:					
Money market funds	$ 31,434	$ —	$ —	$ —	$ 31,434
Securities	236,341	126,396	300,566	513,789	1,177,092
Loans	1,845,963	323,279	334,033	225,275	2,728,550
Overdrafts	7,503	—	—	—	7,503
Total interest-earning assets	2,121,241	449,675	634,599	739,064	3,944,579
Interest-bearing liabilities:					
Demand, money market and savings deposits	412,221	526,054	533,090	48,529	1,519,894
Certificates of deposit and other time deposits	426,176	343,063	101,023	33,321	903,583
Short-term borrowings	624,726	274	813	6,235	632,048
Long-term borrowings	—	—	—	7,410	7,410
Total interest-bearing liabilities	1,463,123	869,391	634,926	95,495	3,062,935
Period GAP	$ 658,118	$ (419,716)	$ (327)	$ 643,569	$ 881,644
Cumulative GAP	$ 658,118	$ 238,402	$ 238,075	$ 881,644	
Period GAP to total assets	14.86%	(9.48)%	(0.01)%	14.53%	
Cumulative GAP to total assets	14.86%	5.38%	5.37%	19.90%	

LIQUIDITY

Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the Company on an ongoing basis. For the year ended December 31, 2001, the Company's liquidity needs have primarily been met by growth in core deposits, and increases in short-term borrowings, primarily from the Federal Home Loan Bank. The cash and federal funds sold position, supplemented by amortizing securities and loan portfolios, have generally created an adequate liquidity position and are expected to do so in 2002.

Subject to certain limitations, the Bank may borrow funds from the Federal Home Loan Bank ("FHLB") in the form of advances. Credit availability from the FHLB to the Bank is based on the Bank's financial and operating condition. Borrowings from the FHLB to the Bank were approximately $132.7 million at December 31, 2001. In addition to creditworthiness, the Bank must own a minimum amount of FHLB capital stock. This minimum is 5.00% of outstanding FHLB advances. Unused borrowing capacity at December 31, 2001 was approximately $236.8 million. The Bank uses FHLB advances for both long-term and short-term liquidity needs. Other than normal banking operations, the Bank has no long-term liquidity needs. The Bank has never been involved with highly leveraged transactions that may cause unusual potential long-term liquidity needs.

Payments due by period for the Company's contractual obligations (other than deposit liabilities) at December 31, 2001 are presented below:

	Within One Year	After One but Within Three Years	After Three but Within Five Years	After Five Years	Total
	(Dollars in thousands)				
Short-term borrowings	$ 222,168	$ —	$ —	$ —	$ 222,168
Long-term borrowings	361	812	951	5,286	7,410
Operating lease obligations	5,299	9,785	8,857	5,835	29,776
Total contractual obligations	$ 227,828	$ 10,597	$ 9,808	$ 11,121	$ 259,354

The contractual amount of the Company's financial instruments with off-balance sheet risk expiring by period at December 31, 2001 is presented below:

	Within One Year	After One but Within Three Years	After Three but Within Five Years	After Five Years	Total
			(Dollars in thousands)		
Unfunded loan commitments including unfunded lines of credit	$ 826,569	$ 513,024	$ 80,411	$ 22,056	$ 1,442,060
Standby letters of credit	88,796	31,717	3,496	—	124,009
Commercial letters of credit	14,197	—	—	—	14,197
Commitments to sell mortgage loans	35,449	—	—	—	35,449
Guarantees on GNMA securities administered	—	—	—	86,373	86,373
Total financial instruments with off-balance sheet risk	$ 965,011	$ 544,741	$ 83,907	$ 108,429	$ 1,702,088

Due to the nature of the Company's unfunded loan commitments, including unfunded lines of credit, the amounts presented above do not necessarily represent amounts the Company anticipates funding in the periods presented above.

CRITICAL ACCOUNTING POLICIES

The Company has established various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements. Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company. The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of its consolidated financial statements. In estimating the allowance for loan losses, management utilizes historical experience as well as other factors including the effect of changes in the local real estate market on collateral values, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers and increases or decreases in nonperforming and impaired loans. Changes in these factors may cause management's estimate of the allowance to increase or decrease and result in adjustments to the Company's provision for loan losses. See "— Financial Condition — Loan Review and Allowance for Loan Losses" and "Footnote 1 — Nature of Operations and Summary of Significant Accounting Policies" for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

CAPITAL RESOURCES

Shareholders' equity increased to $361.7 million at December 31, 2001 from $298.1 million at December 31, 2000, an increase of $63.6 million, or 21%, primarily from comprehensive income of $59.7 million and the exercise of stock options.

Capital management consists of providing equity to support both current and future operations. The Company is subject to capital adequacy requirements imposed by the Federal Reserve Board and the Bank is subject to capital adequacy requirements imposed by the OCC. Both the Federal Reserve Board and the OCC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards issued by the Federal Reserve Board apply to the Company, and the OCC guidelines apply to the Bank. These guidelines relate a financial institution's capital to the risk profile of its assets. The risk-based capital standards require all financial organizations to have "Tier 1 capital" of at least 4.0% of risk-adjusted assets and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of risk-adjusted assets. "Tier 1 capital" includes, generally, common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, qualifying perpetual preferred stock and minority interest in equity accounts of consolidated subsidiaries less deductions for goodwill and various other intangibles. "Tier 2 capital" may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

The agencies have also adopted guidelines which supplement the risk-based capital guidelines with a minimum leverage ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

The following table compares the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 2001 and 2000 to the minimum regulatory standards:

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2001						
Total Capital (to Risk Weighted Assets):						
The Company	$ 385,463	11.27%	$ 273,689	8.00%	$ 342,111	10.00%
The Bank	387,509	11.41%	271,594	8.00%	339,493	10.00%
Tier I Capital (to Risk Weighted Assets):						
The Company	354,073	10.35%	136,844	4.00%	273,689	8.00%
The Bank	355,802	10.48%	135,797	4.00%	271,594	8.00%
Tier I Capital (to Average Assets):						
The Company	354,073	8.86%	119,872	3.00%	199,787	5.00%
The Bank	355,802	8.53%	125,094	3.00%	208,490	5.00%
As of December 31, 2000						
Total Capital (to Risk Weighted Assets):						
The Company	318,039	10.49%	242,590	8.00%	303,238	10.00%
The Bank	332,092	11.03%	240,954	8.00%	301,193	10.00%
Tier I Capital (to Risk Weighted Assets):						
The Company	289,889	9.56%	121,295	4.00%	242,590	8.00%
The Bank	303,616	10.08%	120,477	4.00%	240,954	8.00%
Tier I Capital (to Average Assets):						
The Company	289,889	7.71%	112,867	3.00%	188,111	5.00%
The Bank	303,616	8.12%	112,199	3.00%	186,998	5.00%

Pursuant to Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. Also pursuant to FDICIA, each federal banking agency has promulgated regulations setting the levels at which an insured institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the Federal Reserve Board's regulations, the Bank is classified as "well capitalized" for purposes of prompt corrective action.

OTHER MATTERS

On June 29, 2001, the Financial Accounting Standards Board approved Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 amends APB Opinion No. 16, Business Combinations, to prohibit use of the pooling-of-interests (pooling) method of accounting for business combinations initiated after June 30, 2001 and require the use of purchase accounting.

Goodwill generated from purchase business combinations consummated prior to the issuance of SFAS No. 142 was amortized on a straight-line basis over 20 years. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to acquisition. Under the new standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but instead will be tested at least annually for impairment. The standard is applicable for fiscal years commencing after December 15, 2001. During the first quarter of 2002, the Company will perform the required impairment tests of goodwill. The Company's recorded investment in goodwill was $2.6 million at December 31, 2001 and the related amortization expense was $257,000 for the year then ended. The Company does not expect the adoption of this standard to have a material effect on its financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's financial performance is impacted by, among other factors, interest rate risk and credit risk. The Company does not utilize derivatives to mitigate its credit risk, relying instead on an extensive loan review process. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Loan Review and Allowance for Loan Losses" herein.

Management may use derivative contracts to manage its exposure to commitments to originate mortgage loans. All of the derivatives utilized by the Company are for purposes other than trading. The derivatives utilized consist of purchased options on FNMA or FHLMC guaranteed mortgage-backed securities and forward delivery commitments with FNMA and other secondary market investors. These financial instruments are used to reduce the Company's exposure to the effects of fluctuations in interest rates on the Company's lending and secondary marketing activities. The notional amount and fair value of such derivatives was immaterial at December 31, 2001 and 2000.

Interest rate risk is the change in value due to changes in interest rates. This risk is addressed by the Company's Asset & Liability Committee ("ALCO"), which includes senior management and Board of Director representatives. The ALCO monitors interest rate risk by analyzing the potential impact to the net portfolio of equity value and net interest income from potential changes to interest rates and considers the impact of alternative strategies or changes in balance sheet structure. The ALCO manages the Company's balance sheet in part to minimize the potential impact on net portfolio value and net interest income despite changes in interest rates. The Company's exposure to interest rate risk is reviewed on a monthly basis by the ALCO. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine the change in net portfolio value in the event of hypothetical changes in interest rates. If potential changes to net portfolio value and net interest income resulting from hypothetical interest rate changes are not within the limits established by the Board, the Board may direct management to adjust its asset and liability mix to bring interest rate risk within Board-approved limits. In order to reduce the exposure to interest rate fluctuations, the Company has implemented strategies to more closely match its balance sheet composition. Interest rate sensitivity is computed by estimating the changes in net portfolio of equity value, or market value over a range of potential changes in interest rates. The market value of equity is the market value of the Company's assets minus the market value of its liabilities plus the market value of any off-balance sheet items. The market value of each asset, liability, and off-balance sheet item is its net present value of expected cash flows discounted at market rates after adjustment for rate changes. The Company measures the impact on market value for an immediate and sustained 200 basis point increase and decrease (shock) in interest rates.

In addition, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Interest Rate Sensitivity and Liquidity" which is incorporated herein by reference.

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table represents summarized data for each of the quarters in fiscal 2001 and 2000 (in thousands, except earnings per share).

	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 60,464	$ 64,560	$ 65,427	$ 70,696	$ 74,082	$ 71,361	$ 66,019	$ 60,704
Interest expense	18,518	23,786	26,908	31,946	33,528	32,906	29,131	26,097
Net interest income	41,946	40,774	38,519	38,750	40,554	38,455	36,888	34,607
Provision for loan losses	2,000	2,000	1,750	1,750	1,805	1,791	1,896	1,561
Net interest income after provision for loan losses	39,946	38,774	36,769	37,000	38,749	36,664	34,992	33,046
Noninterest income	15,726	14,938	14,030	13,464	11,252	10,798	10,417	10,426
Noninterest expense	35,220	33,618	32,324	31,999	34,862	28,968	28,285	28,042
Income before income taxes and minority interest	20,452	20,094	18,475	18,465	15,139	18,494	17,124	15,430
Provision for income taxes	6,451	6,460	5,914	5,920	5,459	6,192	5,769	5,187
Minority interest	15	(38)	17	30	16	21	39	43
Net income	$ 13,986	$ 13,672	$ 12,544	$ 12,515	$ 9,664	$ 12,281	$ 11,316	$ 10,200
Basic earnings per common share	$ 0.42	$ 0.42	$ 0.38	$ 0.38	$ 0.30	$ 0.37	$ 0.35	$ 0.32
Diluted earnings per common share	$ 0.41	$ 0.40	$ 0.37	$ 0.37	$ 0.28	$ 0.36	$ 0.34	$ 0.31
Weighted average common shares and common share equivalents outstanding	33,983	34,083	34,037	34,141	34,042	33,791	33,332	33,105

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the two year period ended December 31, 2001.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock began trading on the NASDAQ Stock Market on January 28, 1997, and is quoted in such Market under the symbol "SWBT". The Company's Common Stock was not publicly traded, nor was there an established market therefor, prior to January 28, 1997. On February 26, 2002 there were approximately 974 holders of record of the Company's Common Stock.

No cash dividends have ever been paid by the Company on its Common Stock, and the Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company's principal source of funds to pay cash dividends on its Common Stock would be cash dividends from the Bank. There are certain statutory limitations on the payment of dividends by national banks. Without approval of the OCC, dividends in any calendar year may not exceed the Bank's total net profits for that year, plus its retained profits for the preceding two years, less any required transfers to capital surplus or to a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of a bank's cumulative net profits after deducting bad debts in excess of the allowance for loan losses. As of December 31, 2001, approximately $128.1 million was available for payment of dividends by the Bank to the Company under these restrictions without regulatory approval.

The following table presents the range of high and low sale prices reported on the NASDAQ during the years ended December 31, 2001 and December 31, 2000.

	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Common stock sale price:								
High	$31.840	$35.000	$35.050	$45.563	$45.625	$34.625	$21.688	$20.250
Low	$24.030	$27.000	$29.390	$25.375	$29.938	$20.438	$18.250	$14.875

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this document and in documents incorporated by reference herein, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are intended to identify such forward-looking statements. The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation: (a) the effects of future economic conditions on the Company and its customers; (b) governmental monetary and fiscal policies, as well as legislative and regulatory changes; (c) the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks; (d) the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company's market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; and (e) the failure of assumptions underlying the establishment of reserves for loan losses and estimations of values of collateral and various financial assets and liabilities. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements.

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, will be furnished without charge to any shareholder upon written request to R. John McWhorter, Senior Vice President and Controller, Southwest Bancorporation of Texas, Inc., 4400 Post Oak Parkway, Houston Texas, 77027. Any shareholder making such a request must represent that he or she was a shareholder of record as of the record date of the Annual Meeting.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Southwest Bancorporation of Texas, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the consolidated financial position of Southwest Bancorporation of Texas, Inc. and Subsidiaries (the "Company") at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Houston, Texas
February 25, 2002

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(Dollars in thousands, except share and per share amounts)

	December 31.	
	2001	2000
ASSETS		
Cash and due from banks	$ 272,823	$ 331,965
Federal funds sold and other cash equivalents	72,633	79,341
Total cash and cash equivalents	345,456	411,306
Securities — available for sale	1,068,315	848,164
Loans held for sale	87,024	85,939
Loans held for investment	2,672,458	2,425,498
Allowance for loan losses	(31,390)	(28,150)
Premises and equipment, net	59,924	52,462
Accrued interest receivable	20,706	27,334
Other assets	178,663	117,789
Total assets	$ 4,401,156	$ 3,940,342
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Demand — noninterest-bearing	$ 987,752	$ 892,296
Demand — interest-bearing	38,373	62,773
Money market accounts	1,403,796	1,154,808
Savings	86,237	76,715
Time, $100 and over	554,120	506,629
Other time	358,355	400,649
Total deposits	3,428,633	3,093,870
Securities sold under repurchase agreements	358,401	211,800
Other borrowings	229,578	305,961
Accrued interest payable	2,562	5,505
Other liabilities	18,840	23,768
Total liabilities	4,038,014	3,640,904
Minority interest in consolidated subsidiary	1,408	1,313
Commitments and contingencies		
Shareholders' equity:		
Common stock — $1 par value, 150,000,000 shares authorized; 32,924,098 issued and outstanding at December 31, 2001 and 75,000,000 shares authorized; 32,705,909 issued and 32,704,877 outstanding at December 31, 2000	32,924	32,706
Additional paid-in capital	73,388	69,735
Retained earnings	251,552	198,835
Accumulated other comprehensive income (loss)	3,870	(3,107)
Treasury stock, at cost — 0 shares and 1,032 shares, respectively	—	(44)
Total shareholders' equity	361,734	298,125
Total liabilities and shareholders' equity	$ 4,401,156	$ 3,940,342

The accompanying notes are an integral part of the consolidated financial statements.

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(Dollars in thousands, except per share amounts)

	Year Ended December 31,		
	2001	2000	1999
Interest income:			
Loans	**$205,123**	$210,990	$150,576
Securities	**53,297**	57,755	58,007
Federal funds sold and other	**2,727**	3,421	2,649
Total interest income	**261,147**	272,166	211,232
Interest expense:			
Deposits	**85,834**	98,688	70,149
Other borrowings	**15,324**	22,974	18,070
Total interest expense	**101,158**	121,662	88,219
Net interest income	**159,989**	150,504	123,013
Provision for loan losses	**7,500**	7,053	6,474
Net interest income after provision for loan losses	**152,489**	143,451	116,539
Noninterest income:			
Service charges on deposit accounts	**27,653**	20,765	17,017
Investment services	**7,244**	6,017	4,868
Other fee income	**11,206**	9,719	8,740
Other operating income	**12,041**	6,859	6,973
Gain (loss) on sale of securities, net	**14**	(467)	(134)
Total noninterest income	**58,158**	42,893	37,464
Noninterest expenses:			
Salaries and employee benefits	**78,049**	67,060	57,516
Occupancy expense	**21,532**	18,021	16,112
Merger-related expenses and other charges	**—**	4,122	4,474
Other operating expenses	**33,580**	30,954	26,409
Total noninterest expenses	**133,161**	120,157	104,511
Income before income taxes and minority interest	**77,486**	66,187	49,492
Provision for income taxes	**24,745**	22,607	17,500
Income before minority interest	**52,741**	43,580	31,992
Minority interest	**24**	119	29
Net income	**$ 52,717**	$ 43,461	$ 31,963
Earnings per common share:			
Basic	**$ 1.60**	$ 1.34	$ 1.01
Diluted	**$ 1.55**	$ 1.29	$ 0.97

The accompanying notes are an integral part of the consolidated financial statements.

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Dollars in thousands, except share and per share amounts)

	Common Stock Shares	Dollars	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Shareholders' Equity
BALANCE, DECEMBER 31, 1998	32,508,322	$ 32,508	$ 57,598	$ 128,964	$ 2,937	$ (5,432)	$ 216,575
Issuance of common stock to 401(k) plan	4,431	4	73				77
Exercise of stock options	313,024	313	2,150				2,463
Purchase of minority interest in Mitchell Mortgage	307,323	307	3,303				3,610
Deferred compensation amortization			106				106
Cancellation of treasury stock	(255,705)	(255)	(1,201)			1,456	—
Cash dividends paid by Fort Bend				(277)			(277)
Cash dividends paid by Citizens				(2,934)			(2,934)
Stock compensation			200				200
Comprehensive income:							
Net income for the year ended December 31, 1999				31,963			31,963
Net change in unrealized depreciation on securities available for sale, net of deferred taxes of $9,996					(18,707)		(18,707)
Total comprehensive income							13,256
BALANCE, DECEMBER 31, 1999	32,877,395	32,877	62,229	157,716	(15,770)	(3,976)	233,076
Exercise of stock options	687,161	687	8,023				8,710
Forfeiture of stock options			(44)				(44)
Deferred compensation amortization			48				48
Cash dividends paid by Citizens				(2,342)			(2,342)
Cancellation of treasury stock	(858,647)	(858)	(3,234)			4,092	—
Purchase of treasury stock						(116)	(116)
Creation of treasury stock			44			(44)	—
Conversion of partnership to a C Corp			2,669				2,669
Comprehensive income:							
Net income for the year ended December 31, 2000				43,461			43,461
Net change in unrealized appreciation on securities available for sale, net of deferred taxes of $7,015					12,663		12,663
Total comprehensive income							56,124
BALANCE, DECEMBER 31, 2000	32,705,909	32,706	69,735	198,835	(3,107)	(44)	298,125
Exercise of stock options	219,221	219	3,441				3,660
Deferred compensation amortization			233				233
Issuance of treasury stock for options	(1,032)	(1)	(21)			44	22
Comprehensive income:							
Net income for the year ended December 31, 2001				52,717			52,717
Net change in unrealized appreciation on securities available for sale, net of deferred taxes of $3,879					6,977		6,977
Total comprehensive income							59,694
BALANCE, DECEMBER 31, 2001	**32,924,098**	**$ 32,924**	**$ 73,388**	**$ 251,552**	**$ 3,870**	**$ —**	**$ 361,734**

The accompanying notes are an integral part of the consolidated financial statements.

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 52,717	$ 43,461	$ 31,963
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	7,500	7,053	6,474
Depreciation	10,442	8,013	7,764
Realized (gain) loss on securities available for sale, net	(14)	467	134
Amortization	4,203	4,217	3,911
Minority interest in net income of consolidated subsidiary	24	119	29
Gain on sale of loans, net	(3,170)	(1,020)	(822)
Dividends on Federal Home Loan Bank stock	(766)	(1,025)	(617)
Origination of loans held for sale and mortgage servicing rights	(145,001)	(60,741)	(91,051)
Proceeds from sales of loans	144,645	45,607	74,935
Increase in accrued interest receivable, prepaid expenses and other assets	(7,159)	(31,031)	(19,853)
Increase (decrease) in accrued interest payable and other liabilities	(6,059)	14,559	1,609
Other, net	(391)	215	1,391
Net cash provided by operating activities	56,971	29,894	15,867
Cash flows from investing activities:			
Proceeds from maturity of securities available for sale	137,972	2,890	41,622
Proceeds from maturity of securities held to maturity	—	8,705	9,275
Principal paydowns of mortgage-backed securities available for sale	182,096	97,614	160,901
Principal paydowns of mortgage-backed securities held to maturity	—	7,215	13,090
Proceeds from sale of securities available for sale	80,782	54,290	259,045
Purchase of securities available for sale	(629,515)	(100,470)	(429,662)
Purchase of securities held to maturity	—	(10,368)	(23,201)
Purchase of Federal Reserve Bank stock	(762)	—	—
Proceeds from redemption of Federal Home Loan Bank stock	10,126	—	—
Net increase in loans held for investment	(242,520)	(467,742)	(389,555)
Purchase of Bank-owned life insurance policies	(50,000)	—	(5,000)
Purchase of premises and equipment	(18,857)	(21,100)	(10,664)
Other, net	1,006	50	2,090
Net cash used in investing activities	(529,672)	(428,916)	(372,059)
Cash flows from financing activities:			
Net increase in noninterest-bearing demand deposits	95,456	175,511	44,577
Net increase in time deposits	5,197	206,038	16,416
Net increase in other interest-bearing deposits	234,110	180,688	96,645
Net increase (decrease) in securities sold under repurchase agreements	146,601	(5,038)	35,142
Net increase (decrease) in other short-term borrowings	(76,050)	26,701	163,257
Payments on long-term borrowings	(333)	(2,880)	(352)
Proceeds from long-term borrowings	—	15,000	—
Net proceeds from exercise of stock options	1,870	3,636	1,146
Purchase of treasury stock	—	(116)	—
Payment of dividends by Citizens and Fort Bend	—	(3,124)	(3,016)
Other, net	—	(162)	(52)
Net cash provided by financing activities	406,851	596,254	353,763
Net increase (decrease) in cash and cash equivalents	(65,850)	197,232	(2,429)
Cash and cash equivalents at beginning of period	411,306	214,074	216,503
Cash and cash equivalents at end of period	$ 345,456	$ 411,306	$ 214,074

The accompanying notes are an integral part of the consolidated financial statements.

(Dollars in thousands, except share and per share amounts)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND NATURE OF OPERATIONS

The consolidated financial statements include the accounts of Southwest Bancorporation of Texas, Inc. (the "Company") and its direct and indirect wholly-owned subsidiaries, Southwest Holding Delaware Inc. (the "Delaware Company"), Southwest Bank of Texas National Association (the "Bank"), Mitchell Mortgage Company, LLC ("Mitchell"), Fairview, Inc. and SWBT Insurance Agency, Inc. The consolidated financial statements also include the accounts of First National Bank of Bay City, a 58% owned subsidiary of the Delaware Company. All material intercompany accounts and transactions have been eliminated.

Substantially all of the Company's revenue and income is derived from the operations of the Bank and Mitchell. The Bank provides a full range of commercial and private banking services to small and middle market businesses and individuals in the Houston metropolitan area. Mitchell originates, sells and services single family residential mortgages, residential and commercial construction loans and commercial mortgages.

MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers federal funds sold, due from bank demand accounts and other highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company classifies investments in money market funds as securities and not cash equivalents.

The Company maintains noninterest-bearing cash reserve balances with the Federal Reserve Bank. The average of such cash balances was approximately $9,924 and $5,325 for the years ended December 31, 2001 and 2000, respectively.

SECURITIES

Debt securities which management intends and has the ability to hold to maturity are classified as held to maturity. Securities held to maturity are stated at cost, increased by accretion of discounts and reduced by amortization of premiums, both computed by the interest method. The Company had no held to maturity debt securities at December 31, 2001 and 2000.

Securities to be held for indefinite periods of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors, are classified as available for sale and are carried at fair value. Fair values of securities are estimated based on available market quotations. Unrealized holding gains and temporary losses, net of taxes, on available for sale securities are reported as a separate component of other comprehensive income until realized. The amortized cost of securities available for sale is increased by accretion of discounts and reduced by amortization of premiums, both computed by the interest method. Gains and losses on the sale of available for sale securities are determined using the specific identification method.

Trading securities are carried at fair value. Realized and unrealized gains and losses on trading securities are recognized in the consolidated statement of income as they occur. The Company held no trading securities at December 31, 2001 and 2000.

The Company reviews its financial position, liquidity and future plans in evaluating the criteria for classifying investment securities. Securities are classified among categories at the time the securities are purchased. Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary would result in write-downs, as a realized loss, of the individual securities to their fair value. The Company believes that none of the unrealized losses should be considered other than temporary.

LOANS

Loans held for investment are reported at the principal amount outstanding, net of unearned discounts, deferred loan fees and the allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Loans are designated as nonaccrual when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of interest and principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including interest past due. The Company generally considers a period of delay in payment to include delinquency up to 90 days. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral-dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through the provision for loan losses.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Loans held for sale are carried at the lower of cost or market, which is computed by the aggregate method (unrealized losses are offset by unrealized gains). The carrying amount of loans held for sale in the near-term is adjusted by gains and losses generated from corresponding hedging transactions entered into to protect loss of value from increases in interest rates. Hedge positions are also used to protect the pipeline of loan applications in process from increases in interest rates. Gains and losses resulting from changes in the market value of the inventory and open hedge positions are netted.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established through a provision for such losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to reflect the risks inherent in the existing loan portfolio and is based on evaluations of the collectibility and prior loss experience of loans. In making its evaluation, management considers growth in the loan portfolio, the diversification by industry of the Company's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral and the evaluation of its loan portfolio by the loan review function.

The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses which vary from management's current estimates. Adjustments to the allowance for loan losses will be reported in the period such adjustments become known or are reasonably estimable.

LOAN FEES AND COSTS

Nonrefundable loan origination and commitment fees net of certain direct costs associated with originating loans are deferred and recognized as an adjustment to the related loan yield.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method and is charged to operating expense over the estimated useful lives of the assets. Depreciation expense has been computed principally using estimated lives of thirty to forty years for premises, three to five years for hardware and software, and five to ten years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the initial term of the respective lease or the estimated useful life of the improvement. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

OTHER REAL ESTATE OWNED

Real estate acquired through foreclosure is carried at the lower of the recorded investment in the property or its fair value less estimated selling costs. Prior to foreclosure, the value of the underlying collateral of the loan is written down to its estimated fair value less estimated selling costs by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are charged against operations. Operating expenses of such properties are included in other operating expenses in the accompanying consolidated statement of income.

INVESTMENTS IN UNCONSOLIDATED INVESTEES

Investments in unconsolidated investees are accounted for using the equity method of accounting as the Company has the ability to exercise significant influence, but not control, over the investees.

MORTGAGE SERVICING

Mortgage servicing rights represent the right to receive future mortgage servicing fees. The Company recognizes as separate assets the right to service mortgage loans for others, whether the servicing rights are acquired through a separate purchase or through loan origination by allocating total costs incurred between the loan and the servicing rights retained based on their relative fair values. Mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. The Company periodically evaluates the carrying value of the mortgage servicing rights in relation to the present value of the estimated future net servicing revenue based on management's best estimate of remaining loan lives.

Mortgage servicing rights are reported as a component of other assets in the accompanying consolidated balance sheet. Fair values are based on quoted market prices in active markets for loans and loan servicing rights. For purchased mortgage servicing rights, the cost of acquiring loan servicing contracts is capitalized to the extent such costs do not exceed the amount by which the present value of estimated future servicing revenue exceeds the present value of expected future servicing costs.

Mortgage loans serviced for others are not included in the consolidated balance sheet. The unpaid principal balance of mortgage loans serviced for others was approximately $1,281,000 and $1,317,000 at December 31, 2001 and 2000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $44,991 and $41,018 at December 31, 2001 and 2000, respectively.

EARNINGS PER COMMON SHARE

Basic earnings per common share is computed by dividing income available for common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed by dividing income available for common shareholders, adjusted for any changes in income that would result from the assumed conversion of all potential dilutive common shares, by the sum of the weighted average number of common shares outstanding and the effect of all potential dilutive common shares outstanding for the period.

INCOME TAXES

Deferred income taxes are provided utilizing the liability method whereby deferred income tax assets or liabilities are recognized for the tax consequences in future years of differences in the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

DERIVATIVE FINANCIAL INSTRUMENTS

As of January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities which was issued in June 1998 and its amendments Statement No. 137, Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133 and Statement No. 138, Accounting for Derivative Instruments and Certain Hedging Activities issued in June 1999 and June 2000, respectively (collectively referred to as Statement No. 133). As a result of the adoption of Statement No. 133, the Company recognizes all derivative financial instruments, such as forward option contracts and commitments to sell mortgage loans, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of other comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair value of the hedged items that relate to the hedged risk(s). Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are reported in the statement of income. Due to the minimal amount of activity, the effects of adoption were immaterial.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

In the ordinary course of business the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments to sell mortgage loans, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

NEW ACCOUNTING PRONOUNCEMENTS

On June 29, 2001, the Financial Accounting Standards Board approved Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 amends APB Opinion No. 16, Business Combinations, to prohibit use of the pooling-of-interests (pooling) method of accounting for business combinations initiated after June 30, 2001 and require the use of purchase accounting.

Goodwill generated from purchase business combinations consummated prior to the issuance of SFAS No. 142 was amortized on a straight-line basis over 20 years. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition and measurement of goodwill and other intangible assets subsequent to acquisition. Under the new standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but instead will be tested at least annually for impairment. The standard is applicable for fiscal years commencing after December 15, 2001. The Company does not expect the adoption of this standard to have a material effect on its financial condition or results of operations.

SEGMENT INFORMATION

In accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, the Company uses the "management approach" for reporting business segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments.

The Company considers its business as two operating segments: the bank and the mortgage company. The Company has disclosed results of operations relating to the two segments in Note 15 to the consolidated financial statements.

RECLASSIFICATIONS

Certain previously reported amounts have been reclassified to conform to the 2001 financial statement presentation. These reclassifications had no effect on net income or stockholders' equity.

2. MERGERS

On December 29, 2000, the Company consummated its merger with Citizens. Citizens was a multi-bank holding company and the parent company of Citizens Bank and Trust Co., Baytown State Bank and Pasadena State Bank (which also were merged into the Bank on December 29, 2000) and the majority owner of First National Bank of Bay City. In accordance with the Agreement and Plan of Merger, the Company exchanged 249.443 shares of the Company's common shares for each share of Citizens common stock, resulting in the issuance of approximately 3.9 million shares of Company Common Stock on a fully diluted basis. At December 29, 2000, Citizens had total assets of approximately $436,000 and total deposits of approximately $381,000. In a related transaction, the Company, CBLP and Baytown Land I, Ltd., the general partner of CBLP, entered into an agreement pursuant to which the Company acquired the assets and assumed the liabilities of CBLP. CBLP's primary assets and liabilities were the building in which Citizens main branch was located and the related debt to third parties. In connection with this agreement, the Company issued approximately 106,000 shares of the Company's Common Stock on a fully diluted basis. These transactions have been accounted for as a pooling of interests.

On April 1, 1999, the Company consummated its merger with Fort Bend Holding Corp. ("Fort Bend"). Fort Bend was the parent company of Fort Bend Federal Savings and Loan Association of Rosenberg (which also was merged into the Bank on April 1, 1999) and the majority owner of Mitchell. In accordance with the Agreement and Plan of Merger, the Company exchanged 1.45 shares of the Company's common shares for each share of Fort Bend common stock, resulting in the issuance of approximately 4.1 million shares of Company Common Stock. At March 31, 1999 Fort Bend had total assets of approximately $316,000 and total deposits of approximately $269,000. The transaction has been accounted for as a pooling of interests.

Through the merger with Fort Bend, the Company acquired Fort Bend's 51% ownership interest in Mitchell, a full service mortgage banking affiliate of The Woodlands Operating Company L.P. ("Woodlands"). On June 17, 1999, the Company issued 307,323 shares of Company Common Stock to Woodlands in exchange for Woodlands' 49% ownership in Mitchell and Mitchell became a wholly-owned subsidiary of the Bank effective as of June 30, 1999. As a result, 100% of the accounts and operations of Mitchell after that date are included in the financial statements of the Company.

The Company's consolidated financial statements have been restated to include the accounts and operations of Citizens, CBLP and Fort Bend for all periods presented. Separate interest income and net income amounts of the merged entities are presented in the following table:

	2000	1999
Interest income:		
Periods prior to consummation:		
Company	$ 243,830	$ 37,612
Citizens and CBLP	28,336	25,009
Fort Bend	—	5,454
Periods subsequent to consummation	—	143,157
Total interest income	$ 272,166	$ 211,232
Net income:		
Periods prior to consummation:		
Company	$ 37,825	$ 6,305
Citizens and CBLP	5,636	5,113
Fort Bend	—	410
Periods subsequent to consummation	—	20,135
Total net income	$ 43,461	$ 31,963

3. SECURITIES

The amortized cost and fair value of securities classified as available for sale is as follows:

	December 31, 2001			
		Gross Unrealized		
	Amortized Cost	Gain	Loss	Fair Value
Available for sale:				
U.S. Government and agency securities	$ 50,860	$ 1,294	$ (17)	$ 52,137
Mortgage-backed securities	872,974	8,571	(2,825)	878,720
Municipal securities	85,047	252	(1,524)	83,775
Federal Reserve Bank stock	4,230	—	—	4,230
Federal Home Loan Bank stock	7,939	—	—	7,939
Other securities	41,169	356	(11)	41,514
Total securities available for sale	$ 1,062,219	$ 10,473	$ (4,377)	$ 1,068,315

	December 31, 2000			
		Gross Unrealized		
	Amortized Cost	Gain	Loss	Fair Value
Available for sale:				
U.S. Government and agency securities	$ 169,069	$ 1,080	$ (819)	$ 169,330
Mortgage-backed securities	618,523	2,088	(7,395)	613,216
Municipal securities	27,920	134	(27)	28,027
Federal Reserve Bank stock	3,949	—	—	3,949
Federal Home Loan Bank stock	17,972	—	—	17,972
Other securities	15,491	201	(22)	15,670
Total securities available for sale	$ 852,924	$ 3,503	$ (8,263)	$ 848,164

The scheduled maturities of securities classified as available for sale are as follows:

	December 31, 2001		December 31, 2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for sale:				
Due in one year or less	$ 19,799	$ 20,081	$ 21,359	$ 21,395
Due from one year to five years	16,164	17,020	140,227	140,527
Due after five years	14,897	15,036	7,483	7,408
U.S. Government and agency securities	50,860	52,137	169,069	169,330
Mortgage-backed securities	872,974	878,720	618,523	613,216
Municipal securities	85,047	83,775	27,920	28,027
Federal Reserve Bank stock	4,230	4,230	3,949	3,949
Federal Home Loan Bank stock	7,939	7,939	17,972	17,972
Other securities	41,169	41,514	15,491	15,670
Total securities available for sale	$ 1,062,219	$ 1,068,315	$ 852,924	$ 848,164

Securities with a carrying value of $675,658 and $593,672 at December 31, 2001 and 2000, respectively, have been pledged to collateralize repurchase agreements, public deposits, Federal Home Loan Bank borrowings and other items.

In connection with the Citizens merger, the Company transferred all of Citizens' held to maturity debt securities to the available for sale category. The amortized cost of these securities at the time of transfer was $55,800 and the unrealized gain was $267 ($174 net of income taxes). In connection with the Fort Bend merger, the Company transferred all of Fort Bend's held to maturity debt securities to the available for sale category in 1999. The amortized cost of these securities at the time of transfer was $57,800 and the unrealized gain was $80 ($52 net of income taxes).

Gross gains of $602, $307 and $286 and gross losses of $588, $774 and $420 were recognized on sales of investment securities for the years ended December 31, 2001, 2000 and 1999, respectively. The tax benefit (expense) applicable to these net realized gains and losses was ($5), $163 and $47, respectively.

4. LOANS

A summary of loans outstanding follows:

	December 31,	
	2001	2000
Commercial and industrial	$ 1,086,844	$ 958,146
Real estate:		
Construction and land development	701,903	643,164
1-4 family residential	344,198	336,024
Other	351,611	303,568
Consumer	195,499	192,271
Less:		
Unearned income and fees, net of related costs	(7,597)	(7,675)
Allowance for loan losses	(31,390)	(28,150)
Loans held for investment, net	2,641,068	2,397,348
Loans held for sale	87,024	85,939
Total loans, net	$ 2,728,092	$ 2,483,287

An analysis of the allowance for loan losses is as follows:

	Year Ended December 31,		
	2001	2000	1999
Balance, beginning of year	$ 28,150	$ 22,436	$ 17,532
Provision charged against operations	7,500	7,053	6,474
Charge-offs	(5,030)	(2,093)	(2,211)
Recoveries	770	754	641
Balance, end of year	$ 31,390	$ 28,150	$ 22,436

A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The valuation reserve includes activity related to allowances calculated in accordance with SFAS No. 114 and activity related to other loan loss allowances determined in accordance with SFAS No. 5.

The following is a summary of loans considered to be impaired:

	December 31,	
	2001	2000
Impaired loans with no valuation reserve	$ 510	$ 2,640
Impaired loans with a valuation reserve	19,728	8,160
Total recorded investment in impaired loans	$ 20,238	$ 10,800
Valuation allowance related to impaired loans	$ 3,749	$ 2,107

The average recorded investment in impaired loans during 2001, 2000 and 1999 was $15.5 million, $9.3 million and $13.9 million, respectively. Interest income on impaired loans of $425,000, $1.1 million and $1.5 million was recognized for cash payments received in 2001, 2000 and 1999, respectively.

The Company has loans, deposits, and other transactions with its principal shareholders, officers, directors and organizations with which such persons are associated which were made in the ordinary course of business. At December 31, 2001, the aggregate amount of term loans to such related parties was $11,838. Following is an analysis of activity with respect to these amounts:

	December 31, 2001
Balance, beginning of year	$ 9,471
New loans	3,414
Repayments	(1,047)
Balance, end of year	$ 11,838

Total revolving lines of credit to related parties was $71,234 at December 31, 2001.

5. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	December 31, 2001	December 31, 2000
Land	$ 11,282	$ 11,181
Premises and leasehold improvements	42,820	37,363
Furniture and equipment	60,241	50,878
	114,343	99,422
Less accumulated depreciation and amortization	(54,419)	(46,960)
	$ 59,924	$ 52,462

6. OTHER ASSETS

Other assets consist of the following:

	December 31, 2001	December 31, 2000
Other real estate and foreclosed property	$ 1,037	$ 454
Deferred income taxes	9,676	13,053
Goodwill	2,590	2,847
Banker's acceptances	1,275	5,750
Investments in unconsolidated investees	6,782	6,557
Cash value of Bank-owned life insurance	82,650	28,664
Factored receivables	55,178	27,503
Mortgage servicing rights	12,008	12,334
Other	7,467	20,627
	$ 178,663	$ 117,789

Investments in unconsolidated investees represent equity investments in enterprises that primarily make investments in middle market businesses in the form of debt and equity capital. Unfunded commitments to unconsolidated investees were approximately $1.4 million at December 31, 2001. The Company has no other guarantees of investee activity.

An analysis of mortgage servicing rights is as follows:

	December 31, 2001	December 31, 2000
Balance, beginning of year	$ 12,334	$ 6,681
Additions	2,804	7,263
Scheduled amortization	(1,087)	(775)
Payoff amortization	(2,043)	(835)
Balance, end of year	$ 12,008	$ 12,334

The fair value of these servicing rights was approximately $13,574 and $15,963 at December 31, 2001 and 2000, respectively. The fair value of servicing rights was determined using discount rates ranging from 9.5% to 20% and prepayment speeds ranging from 161.5% to 922% of standard Public Securities Association prepayment speeds, depending upon the stratification of the specific mortgage servicing right.

7. DEPOSITS

At December 31, 2001, scheduled maturities of time deposits are summarized as follows:

	December 31, 2001
2002	$ 778,098
2003	66,865
2004	34,191
2005	27,479
2006	5,398
Thereafter	444
	$ 912,475

At December 31, 2001 and 2000, the aggregate amount of deposits from related parties was $91,464 and $140,082, respectively.

Brokered deposits were $300 and $53,406 at December 31, 2001 and 2000, respectively.

8. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND OTHER BORROWINGS

Securities sold under repurchase agreements and other borrowings generally represent borrowings with maturities ranging from one to thirty days. Other borrowings consist of federal funds purchased, treasury tax and loan deposits and other bank borrowings. Information relating to these borrowings is summarized as follows:

	December 31,	
	2001	2000
	(Dollars in thousands)	
Securities sold under repurchase agreements:		
Average	**$ 270,656**	$ 209,816
Period-end	**358,401**	211,800
Maximum month-end balance during period	**358,401**	241,834
Interest rate:		
Average	**3.17%**	4.69%
Period-end	**2.03%**	4.89%
Long-term borrowings:		
Average	**$ 7,565**	$ 5,944
Period-end	**7,410**	7,743
Maximum month-end balance during period	**7,717**	7,823
Interest rate:		
Average	**7.00%**	7.58%
Period-end	**6.96%**	7.00%
Short-term borrowings:		
Average	**$ 157,630**	$ 199,269
Period-end	**222,168**	298,218
Maximum month-end balance during period	**368,792**	372,298
Interest rate:		
Average	**3.93%**	6.35%
Period-end	**2.12%**	6.83%

Securities sold under repurchase agreements generally include U.S. Government and agency securities and are maintained in safekeeping by correspondent banks. The Company enters into these repurchase agreements as a service to its customers.

Subject to certain limitations, the Bank may borrow funds from the Federal Home Loan Bank ("FHLB") in the form of advances. Credit availability from the FHLB to the Bank is based on the Bank's financial and operating condition. Borrowings from the FHLB to the Bank were approximately $132,700 and $193,400 at December 31, 2001 and 2000, respectively, and are included as a component of other borrowings in the accompanying consolidated balance sheet. In addition to creditworthiness, the Bank must own a minimum amount of FHLB capital stock. This minimum is 5.00% of outstanding FHLB advances. Unused borrowing capacity at December 31, 2001 was approximately $236,800.

At December 31, 2001, the contractual maturities of long-term borrowings are as follows:

	December 31, 2001
2002	**$ 361**
2003	**390**
2004	**422**
2005	**457**
2006	**494**
Thereafter	**5,286**
	$ 7,410

9. INCOME TAXES

The income tax provision (benefit) for the years ended December 31, 2001, 2000 and 1999 is composed of the following:

	2001	2000	1999
Current	$ 25,208	$ 24,287	$ 18,647
Deferred	(463)	(1,680)	(1,147)
Total	$ 24,745	$ 22,607	$ 17,500

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts that give rise to deferred income tax assets and liabilities and their approximate tax effects are as follows:

	December 31, 2001		December 31, 2000	
	Temporary Differences	Tax Effect	Temporary Differences	Tax Effect
Future deductible differences:				
Unrealized loss on securities available for sale	$ —	$ —	$ 4,760	$ 1,653
Allowance for loan losses	30,515	10,775	28,004	9,780
Mortgage servicing rights	1,831	641	645	226
Bank premises	4,965	1,738	5,389	1,886
Other	362	127	2,402	817
Deferred income tax asset	$ 37,673	13,281	$ 41,200	14,362
Future taxable differences:				
Unrealized gain on securities available for sale	$ 6,096	2,226	$ —	—
Market discount on securities	1,771	620	477	167
Federal Home Loan Bank stock dividends	2,168	759	3,278	1,142
Deferred income tax liability	$ 10,035	3,605	$ 3,755	1,309
Net deferred income tax asset		$ 9,676		$ 13,053

In connection with the Company's merger with Citizens and CBLP, the Company recorded deferred tax assets of $2,669 with an offsetting credit to additional paid in capital related to differences in the tax bases of assets and liabilities and their financial reporting amounts. Such deferred taxes were not previously recorded by CBLP as it was organized as a limited partnership.

The reconciliation between the Company's effective income tax rate and the statutory federal income tax rate is as follows:

	Year Ended December 31,		
	2001	2000	1999
Statutory federal income tax rate	35.00%	35.00%	35.00%
Tax-exempt income from Bank-owned life insurance	(2.02)	(0.88)	—
Tax-exempt interest income	(1.49)	(0.89)	(0.69)
Other	0.45	0.86	1.05
Effective income tax rate	31.94%	34.09%	35.36%

10. EMPLOYEE BENEFITS

STOCK-BASED COMPENSATION PLAN

The Company sponsors, and currently grants awards under, the Southwest Bancorporation of Texas, Inc. 1996 Stock Option Plan (the "Stock Option Plan"), which is a stock-based compensation plan as described below. The Company has also sponsored similar stock-based compensation plans in prior years.

The Company applies the intrinsic value method in accounting for the Stock Option Plan and the Company's other prior stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"). In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ("SFAS 123") which, if fully adopted by the Company, would change the method the Company applies in recognizing the expense of its stock-based compensation plans for awards subsequent to 1994. Adoption of the expense recognition provisions of SFAS 123 is optional and the Company decided not to elect these provisions of SFAS 123. However, pro forma disclosures as if the Company adopted the expense recognition provisions of SFAS 123 are required by SFAS 123 and are presented below.

THE STOCK OPTION PLAN

Under the 1996 Stock Option Plan, the Company is authorized to issue up to 3,000,000 shares of common stock pursuant to "Awards" granted in the form of incentive stock options which qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options which do not qualify under Section 422 of the Code, and stock appreciation rights. Awards may be granted to selected employees and directors of the Company or any subsidiary. The Stock Option Plan provides that the exercise price of any incentive stock option may not be less than the fair market value of the common stock on the date of grant, and that the exercise price of any nonqualified stock option may be equal to, greater than or less than the fair market value of the common stock on the date of grant.

The Company granted 339,391, 636,605 and 353,893 stock options in 2001, 2000 and 1999, respectively. These stock options were granted with an exercise price, as determined in each individual grant agreement. The majority of the options granted vest over a five year period commencing on the date of grant (i.e., 60% vest on the third anniversary of the date of grant and 20% vest on each of the next two anniversaries of the date of grant) with the remaining options vesting over a period not to exceed five years.

In accordance with APB 25, compensation expense is recognized for discounted stock options granted and for performance-based stock options granted (but not for the stock options having exercise prices equal to the fair market value on the date of grant). The Company has recognized $33, $4 and $106 of compensation expense in connection with these grants in 2001, 2000 and 1999, respectively.

THE RESTRICTED STOCK PLAN

Under the Restricted Stock Plan implemented in 2001, the Company is authorized to issue up to 300,000 shares of common stock pursuant to "Awards" granted thereunder. The shares of common stock are issued to the participant at the time the Award is made or at some later date, and the shares are subject to certain restrictions against disposition and certain obligations to forfeit such shares to the Company under certain circumstances.

During 2001, the Company granted Awards covering 47,334 shares of common stock. The shares covered by these Awards vest over a five year period commencing on the date of grant (i.e., 60% vest on the third anniversary of the date of grant and 20% vest on each of the next two anniversaries of the date of grant); provided, however, that 100% of the shares may vest on either December 31, 2002 or December 31, 2003 if certain performance standards have been met by the Company.

In accordance with APB 25, compensation expense is recognized for the performance-based Awards granted under the Restricted Stock Plan. The Company has recognized $200 of compensation expense in connection with the above Awards in 2001.

A summary of the status of the Company's stock options as of December 31, 2001, 2000, and 1999 and the change during the years is as follows:

	2001		2000		1999	
	Number of Shares Underlying Options	Weighted Average Exercise Prices	Number of Shares Underlying Options	Weighted Average Exercise Prices	Number of Shares Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of the year	**2,630,613**	**$ 12.06**	2,823,171	$ 8.97	2,903,907	$ 7.08
Granted at a discount	**—**	**n/a**	—	n/a	—	n/a
Granted at-the-money	**386,725**	**30.40**	636,605	19.19	353,893	14.35
Total granted	**386,725**	**30.40**	636,605	19.19	353,893	14.35
Exercised	**(219,221)**	**9.00**	(687,161)	5.26	(313,024)	3.32
Forfeited	**(62,184)**	**19.62**	(142,002)	15.66	(121,605)	12.71
Expired	**—**	**n/a**	—	n/a	—	n/a
Outstanding at end of year	**2,735,933**	**$ 14.72**	2,630,613	$ 12.06	2,823,171	$ 8.97
Exercisable at end of year	**1,619,187**	**$ 10.06**	1,671,146	$ 9.09	1,425,698	$ 6.06

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes stock option valuation model with the following weighted-average assumptions for grants in 2001, 2000 and 1999: dividend yield of 0.00%; risk-free interest rates are different for each grant and range from 5.18% to 6.47%; the expected lives of options of 5 years; and a volatility of 29.26%, 29.30% and 28.59% respectively. The weighted average fair value of options granted during the year is as follows:

	2001	2000	1999
Weighted-average fair value of options granted at a discount	n/a	n/a	n/a
Weighted-average fair value of options granted at-the-money	$ 11.24	$ 7.30	$ 5.08
Weighted-average fair value of all options granted during the year	$ 11.24	$ 7.30	$ 5.08

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 to $5.20	372,923	*	$ 3.13	372,923	$ 3.13
$5.35 to $11.16	758,582	5.4	8.55	758,582	8.55
$11.72 to $15.25	185,813	8.3	12.62	110,321	11.61
$15.38 to $20.19	1,022,230	9.7	17.85	340,201	17.24
$20.20 to $36.63	309,375	10.1	27.57	—	n/a
$36.63 to $41.91	87,010	9.1	40.29	37,160	40.25
$0.20 to $41.91	2,735,933	*	$ 14.72	1,619,187	$ 10.06

*All options, with an exercise price between $0.20 to $5.20, are exercisable while the employee remains an employee at the Company and cease to be exercisable three months after termination of employment.

If the fair value based method of accounting under SFAS 123 had been applied, the Company's net income available for common shareholders and earnings per common share would have been reduced to the pro forma amounts indicated below (assuming that the fair value of options granted during the year are amortized over the vesting period):

	Year Ended December 31,		
	2001	2000	1999
Net income			
As reported	$ 52,717	$ 43,461	$ 31,963
Pro forma	$ 50,267	$ 41,812	$ 30,695
Basic earnings per common share			
As reported	$ 1.60	$ 1.34	$ 1.01
Pro forma	$ 1.53	$ 1.29	$ 0.97
Diluted earnings per common share			
As reported	$ 1.55	$ 1.29	$ 0.97
Pro forma	$ 1.48	$ 1.24	$ 0.93

The effects of applying SFAS 123 in the above pro forma disclosure are not indicative of future amounts. The Company anticipates making awards in the future under its stock-based compensation plans.

BENEFIT PLANS

The Company has adopted a contributory profit sharing plan pursuant to Internal Revenue Code Section 401(k) covering substantially all employees (the "401-K Plan"). Each year the Company determines, at its discretion, the amount of matching contributions. The Company presently matches 100% of the employee contributions not to exceed 5% of the employee's annual compensation. Total plan expense charged to the Company's operations for the years ended December 31, 2001, 2000 and 1999 was $2,246, $1,744 and $1,374, respectively.

The 401-K Plan provides that the Company may contribute shares of common stock of the Company (valued at the approximate fair market value on the date of contribution) instead of cash. A total of 4,431 shares at $16.58 were issued to the 401-K Plan during the year ended December 31, 1999. No shares were issued to the 401-K Plan in 2001 and 2000.

Prior to December 31, 2000, Citizens had a defined benefit pension plan covering substantially all of their employees. The benefits under the plan were based on years of service and the employee's final average monthly compensation. Effective December 31, 2000, the Company curtailed the defined benefit pension plan. Pursuant to the curtailment, no further benefits will be accrued under the plan from and after December 31, 2000 and no individual who is not currently a participant in the plan shall be eligible to become a participant in the plan. Each participant who was an employee at December 31, 2000 became 100% vested in his or her accrued benefit on December 31, 2000. The total pension benefit obligation under the plan is immaterial to the consolidated financial statements.

The three wholly-owned subsidiary banks of Citizens had a profit sharing plan covering substantially all of their employees. The profit sharing plan was funded on an annual basis as determined by the Banks' Boards of Directors. Contributions to the profit sharing plan were $573 and $681 for the years ended December 31, 2000 and 1999, respectively. Effective October 1, 2000, the profit sharing plan was converted to the Company's 401(k) plan.

11. EARNINGS PER COMMON SHARE

Earnings per common share is computed as follows:

	Year Ended December 31,		
	2001	2000	1999
Net income	$ 52,717	$ 43,461	$ 31,963
Divided by average common shares and common share equivalents:			
Average common shares	32,855	32,397	31,743
Average common share issuable under the stock option plan	1,221	1,232	1,200
Total average common shares and common share equivalents	34,076	33,629	32,943
Basic earnings per common share	$ 1.60	$ 1.34	$ 1.01
Diluted earnings per common share	$ 1.55	$ 1.29	$ 0.97

12. COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is involved in various litigation that arise in the normal course of business. In the opinion of management of the Company, after consultation with its legal counsel, such litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

LEASES

At December 31, 2001, the Company has certain noncancelable operating leases which cover the company's premises with approximate future minimum annual rental payments as follows:

2002	$ 5,299
2003	4,969
2004	4,816
2005	4,672
2006	4,185
Thereafter	5,835
	$ 29,776

Rent expense was $6,487, $4,672 and $3,937 for the years ended December 31, 2001, 2000 and 1999, respectively.

13. REGULATORY CAPITAL COMPLIANCE

The Company and the Bank are subject to regulatory risk-based capital requirements that assign risk factors to all assets, including off-balance sheet items such as loan commitments and standby letters of credit. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Capital is separated into two categories, Tier 1 and Tier 2, which combine for total capital. At December 31, 2001, the Company's and Bank's Tier 1 capital consists of their respective shareholders' equity adjusted for minority interest in equity accounts of consolidated subsidiaries, goodwill, and various other intangibles and Tier 2 consists of the allowance for loan losses subject to certain limitations. The guidelines require total capital of 8% of risk-weighted assets.

In conjunction with risk-based capital guidelines, the regulators have issued capital leverage guidelines. The leverage ratio consists of Tier 1 capital as a percent of average assets. The minimum leverage ratio for all banks is 3%, with a higher minimum ratio dependent upon the condition of the individual bank. The 3% minimum was established to make certain that all banks have a minimum capital level to support their assets, regardless of risk profile.

As of December 31, 2001, the most recent notification from the regulators categorized the Bank and the Company as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the category.

The following table compares the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 2001 and 2000 to the minimum regulatory standards:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001						
Total Capital (to Risk Weighted Assets):						
The Company	$ **385,463**	**11.27%**	$ **273,689**	**8.00%**	$ **342,111**	**10.00%**
The Bank	**387,509**	**11.41%**	**271,594**	**8.00%**	**339,493**	**10.00%**
Tier I Capital (to Risk Weighted Assets):						
The Company	**354,073**	**10.35%**	**136,844**	**4.00%**	**273,689**	**8.00%**
The Bank	**355,802**	**10.48%**	**135,797**	**4.00%**	**271,594**	**8.00%**
Tier I Capital (to Average Assets):						
The Company	**354,073**	**8.86%**	**119,872**	**3.00%**	**199,787**	**5.00%**
The Bank	**355,802**	**8.53%**	**125,094**	**3.00%**	**208,490**	**5.00%**
As of December 31, 2000						
Total Capital (to Risk Weighted Assets):						
The Company	318,039	10.49%	242,590	8.00%	303,238	10.00%
The Bank	332,092	11.03%	240,954	8.00%	301,193	10.00%
Tier I Capital (to Risk Weighted Assets):						
The Company	289,889	9.56%	121,295	4.00%	242,590	8.00%
The Bank	303,616	10.08%	120,477	4.00%	240,954	8.00%
Tier I Capital (to Average Assets):						
The Company	289,889	7.71%	112,867	3.00%	188,111	5.00%
The Bank	303,616	8.12%	112,199	3.00%	186,998	5.00%

The Company and the Bank are also subject to certain restrictions on the amount of dividends that they may declare without prior regulatory approval.

14. SEGMENT INFORMATION

The Company has two operating segments: the bank and the mortgage company. Each segment is managed separately because each business requires different marketing strategies and each offers different products and services.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates each segment's performance based on income before income taxes and minority interest. Intersegment financing arrangements are accounted for at current market rates as if they were with third parties.

Summarized financial information by operating segment for the years ended December 31, 2001, 2000 and 1999 follows:

	Year Ended December 31,											
	2001				2000				1999			
	Bank	Mortgage	Eliminations	Consolidated	Bank	Mortgage	Eliminations	Consolidated	Bank	Mortgage	Eliminations	Consolidated
Interest income	$ 251,547	$ 19,499	$ (9,899)	$ 261,147	$ 265,768	$ 20,140	$ (13,742)	$ 272,166	$ 207,978	$ 10,234	$ (6,980)	$ 211,232
Interest expense	101,158	9,899	(9,899)	101,158	121,662	13,742	(13,742)	121,662	88,219	6,980	(6,980)	88,219
Net interest income	150,389	9,600	—	159,989	144,106	6,398	—	150,504	119,759	3,254	—	123,013
Provision for loan losses	7,169	331	—	7,500	6,825	228	—	7,053	6,334	140	—	6,474
Noninterest income	50,935	7,223	—	58,158	37,954	4,939	—	42,893	33,183	4,281	—	37,464
Noninterest expense	124,403	8,758	—	133,161	113,210	6,947	—	120,157	98,314	6,197	—	104,511
Income before income taxes and minority interest	$ 69,752	$ 7,734	$ —	$ 77,486	$ 62,025	$ 4,162	$ —	$ 66,187	$ 48,294	$ 1,198	$ —	$ 49,492
Total assets	$ 4,380,659	$ 263,526	$ (243,029)	$ 4,401,156	$ 3,927,444	$ 293,677	$ (280,779)	$ 3,940,342	$ 3,263,377	$ 198,840	$ (191,029)	$ 3,271,188

Intersegment interest was paid to the Bank by the mortgage company in the amount of $9,899, $13,742 and $6,980 for the years ended December 31, 2001, 2000 and 1999, respectively. Advances from the Bank to the mortgage company of $243,029, $280,779 and $191,029 were eliminated in consolidation at December 31, 2001, 2000 and 1999, respectively.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company becomes a party to various financial transactions that generally do not involve funding. These transactions involve various risks, including market and credit risk. Since these transactions generally are not funded, they do not necessarily represent future liquidity requirements. They are referred to as financial instruments with off-balance sheet risk and are not reflected on the balance sheet. The Company offers these financial instruments to enable its customers to meet their financing objectives and to manage their interest rate risk. Supplying these instruments provides the Company with an ongoing source of fee income. These financial instruments include loan commitments, letters of credit, commitments to sell mortgage loans to permanent investors and financial guarantees on GNMA mortgage-backed securities administered. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the financial statements.

The approximate contractual amounts of financial instruments with off-balance sheet risk are as follows:

	December 31, 2001 Contract Amount	December 31, 2000 Contract Amount
Loan commitments including unfunded lines of credit	$ 1,442,060	$ 1,140,589
Standby letters of credit	124,009	100,420
Commercial letters of credit	14,197	4,839
Commitments to sell mortgage loans	35,449	5,991
Guarantees on GNMA securities administered	86,373	90,656

The Company's exposure to credit loss in the event of nonperformance by the other part to the loan commitments and letters of credit is limited to the contractual amount of those instruments. The Company uses the same credit policies in evaluating loan commitments and letters of credit as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments by the Company to guarantee the performance of a customer to a third party. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include certificates of deposit, accounts receivable, inventory, property, plant and equipment, and real property.

The contract amounts for commitments to sell mortgage loans to permanent investors represent an agreement to sell mortgages currently in the process of funding and commitment terms are generally less than 90 days. The balance at any given date represents recent activity at the mortgage company. The contract amount does not represent exposure to credit loss.

The Company administers GNMA mortgage-backed securities on which it guarantees payment of monthly principal and interest to the security holders. The underlying loans are guaranteed by FHA and VA mortgage insurance and are collateralized by real estate. In the event of mortgagor default, the Company may only incur losses of costs that may exceed reimbursement limitations established by FHA or VA. The Company believes its exposure is immaterial, and the contract amount does not represent the Companys' exposure to credit loss.

The Company originates real estate, commercial, construction and consumer loans primarily to customers in the eight county area in and around Houston. Although the Company has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the local Houston economy and the real estate market.

The Company maintains funds on deposit at correspondent banks which at times exceed the federally insured limits. Management of the Company monitors the balance in these accounts and periodically assesses the financial condition of correspondent banks.

16. FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of financial instruments provided below represents estimates of fair values at a point in time. Significant estimates regarding economic conditions, loss experience, risk characteristics associated with particular financial instruments and other factors were used for the purposes of this disclosure. These estimates are subjective in nature and involve matters of judgment. Therefore, they cannot be determined with precision. Changes in the assumptions could have a material impact on the amounts estimated.

While the estimated fair value amounts are designed to represent estimates of the amounts at which these instruments could be exchanged in a current transaction between willing parties, many of the Company's financial instruments lack an available trading market as characterized by willing parties engaging in an exchange transaction.

The estimated fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments. In addition, the value of long-term relationships with depositors (core deposit intangibles) and other customers is not reflected. The value of these items is believed to be significant.

Because of the wide range of valuation techniques and the numerous estimates which must be made, it may be difficult to make reasonable comparisons of the Company's fair value information to that of other financial institutions. It is important that the many uncertainties discussed above be considered when using the estimated fair value disclosures and to realize that because of these uncertainties, the aggregate fair value amount should in no way be construed as representative of the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts for cash and cash equivalents approximate their fair values.

SECURITIES: Fair values for investment securities are based on quoted market prices. The fair value of stock in the Federal Home Loan Bank of Dallas and the Federal Reserve Bank Stock is estimated to be equal to its carrying amount given it is not a publicly traded equity security, it has an adjustable dividend rate, and transactions in the stock are executed at the stated par value.

LOANS HELD FOR SALE: Fair values of loans held for sale are estimated based on outstanding commitments from investors or current market prices for similar loans.

LOANS AND ACCRUED INTEREST RECEIVABLE: *For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value of all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. The carrying amount of accrued interest approximates its fair value.*

DERIVATIVES. Fair value is defined as the amount that the Company would receive or pay to terminate the contracts at the reporting date. Market or dealer quotes were used to value the instruments.

OFF-BALANCE-SHEET INSTRUMENTS: The fair values of the Company's lending commitments, letters of credit, commitments to sell loans and guarantees are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of the Company's option contracts are based on the estimated amounts the Company would receive from terminating the contracts at the reporting date.

DEPOSIT LIABILITIES AND ACCRUED INTEREST PAYABLE: The fair values disclosed for demand deposits (e.g. interest and noninterest checking and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date. Fair values for fixed-rate time deposits are estimated using a discounted cash flow analysis, using interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying amount of accrued interest approximates its fair value.

BORROWINGS: The carrying amounts of federal funds purchased, securities sold under repurchase agreements, and other borrowings approximate their fair values.

The following table summarizes the carrying values and estimated fair values of financial instruments (all of which are held for purposes other than trading):

	December 31, 2001		December 31, 2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
ASSETS				
Cash and due from banks	$ 272,823	$ 272,823	$ 331,965	$ 331,965
Federal funds sold and other cash equivalents	72,633	72,633	79,341	79,341
Securities available for sale	1,068,315	1,068,315	848,164	848,164
Loans held for sale	87,024	87,024	85,939	86,855
Loans held for investment, net of allowance	2,641,068	2,641,435	2,397,348	2,476,656
Accrued interest receivable	20,706	20,706	27,334	27,334
LIABILITIES				
Deposits	$ 3,428,633	$3,245,604	$ 3,093,870	$ 2,924,330
Securities sold under repurchase agreements	358,401	358,437	211,800	211,800
Other borrowings	229,578	229,933	305,961	305,755
Accrued interest payable	2,562	2,562	5,505	5,505

The fair value of the Company's derivatives and off-balance sheet instruments was immaterial at December 31, 2001 and 2000.

17. SUPPLEMENTAL CASH FLOW INFORMATION

The supplemental cash flow information for the years ended December 31, 2001, 2000, and 1999 is as follows:

	December 31,		
	2001	2000	1999
Cash paid for interest	**$ 104,101**	$ 120,229	$ 85,847
Cash paid for income taxes	**18,600**	21,400	18,691
Non-cash investing and financing activities:			
Tax benefit related to the exercise of certain stock options	**1,812**	5,075	967
Loans transferred to foreclosed real estate	**1,550**	411	1,326
Investment securities transferred to loans	**10,250**		
Dividends declared but unpaid	**—**	—	782
Issuance of common stock in exchange for 49% ownership interest in Mitchell	**—**	—	2,575
Transfer of securities from held to maturity to available for sale	**—**	55,800	57,800

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
PARENT COMPANY CONDENSED FINANCIAL STATEMENTS
CONDENSED BALANCE SHEET
(Dollars in thousands, except share and per share amounts)

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$ 14	$ 4,126
Securities — available for sale	4,178	1,189
Investment in subsidiary	365,861	300,875
Other assets	1,681	4,935
Total assets	$ 371,734	$ 311,125
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Borrowings	$ 10,000	$ 13,000
Total liabilities	10,000	13,000
Shareholders' equity:		
Common stock — $1 par value, 150,000,000 shares authorized; 32,924,098 issued and outstanding at December 31, 2001 and 75,000,000 authorized; 32,705,909 issued and 32,704,877 outstanding at December 31, 2000	32,924	32,706
Additional paid-in capital	73,388	69,735
Retained earnings	251,552	198,835
Accumulated other comprehensive income	3,870	(3,107)
Treasury stock, at cost — 0 shares and 1,032 shares, respectively	—	(44)
Total shareholders' equity	361,734	298,125
Total liabilities and shareholders' equity	$ 371,734	$ 311,125

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
PARENT COMPANY CONDENSED FINANCIAL STATEMENTS
CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
(Dollars in thousands)

	Year Ended December 31,		
	2001	2000	1999
Interest income on securities	$ 141	$ 103	$ 63
Total interest income	141	103	63
Interest expense on borrowings	707	760	120
Net interest expense	(566)	(657)	(57)
Other income:			
Dividends received from subsidiary	—	3,700	4,296
Other operating income	8	15	7
Total other income	8	3,715	4,303
Operating expenses	350	705	625
Equity in undistributed income of subsidiary	53,328	40,680	28,120
Income before income taxes	52,420	43,033	31,741
Income tax benefit	(297)	(428)	(222)
Net income	52,717	43,461	31,963
Other comprehensive income, net of tax:			
Net unrealized appreciation (depreciation) on securities available for sale	6,977	12,663	(18,707)
Comprehensive income	$ 59,694	$ 56,124	$ 13,256

SOUTHWEST BANCORPORATION OF TEXAS, INC. AND SUBSIDIARIES
PARENT COMPANY CONDENSED FINANCIAL STATEMENTS
CONDENSED STATEMENT OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	**$ 52,717**	$ 43,461	$ 31,963
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed income of subsidiary	**(53,328)**	(40,680)	(28,120)
Other non-cash items	**233**	38	33
(Increase) decrease in accrued interest receivable, prepaid expenses and other assets	**3,254**	(2,994)	585
(Increase) decrease in accrued interest payable and other liabilities	**—**	(808)	(14)
Other, net	**—**	782	57
Net cash provided by (used in) operating activities	**2,876**	(201)	4,504
Cash flows from investing activities:			
Purchase of securities available for sale	**(4,942)**	(3,473)	(24,567)
Proceeds from sale of securities available for sale	**1,953**	2,690	24,161
Investments in subsidiaries	**(2,869)**	(12,813)	(39,000)
Return of capital from subsidiaries	**—**	—	25,500
Net cash used in investing activities	**(5,858)**	(13,596)	(13,906)
Cash flows from financing activities:			
Proceeds from borrowings	**—**	15,000	—
Payments on borrowings	**(3,000)**	(2,000)	—
Payments of dividends on common stock by Fort Bend Holding Corp.	**—**	—	(277)
Payments of dividends on common stock by Citizens Bankers, Inc	**—**	(3,124)	(2,739)
Net proceeds from issuance of common stock	**1,870**	3,636	1,236
Purchase of treasury stock	**—**	(116)	—
Other, net	**—**	—	(59)
Net cash provided by (used in) financing activities	**(1,130)**	13,396	(1,839)
Net decrease in cash and cash equivalents	**(4,112)**	(401)	(11,241)
Cash and cash equivalents at beginning of period	**4,126**	4,527	15,768
Cash and cash equivalents at end of period	**$ 14**	$ 4,126	$ 4,527

SOUTHWEST BANCORPORATION OF TEXAS, INC. STOCK INFORMATION

Southwest Bancorporation of Texas, Inc. Stock Information

NASDAQ Symbol "SWBT"
32,924,098 Shares
as of 12/31/01

Stock Transfer Agent - Computershare Investor Services

Analyst Coverage:

CIBC World Markets

Keefe, Bruyette & Woods, Inc.

Legg Mason Wood Walker

Lehman Brothers

Morgan Keegan

Putnam, Lovell & Thornton

RBC Capital Markets

Salomon Smith Barney

Stephens, Inc.

Stifel Nicolaus & Company

Sun Trust Robinson Humphrey

U.S. Bancorp Piper Jaffray, Inc.

UBS Warburg

For Investor Communications, please call Randy Meyer, EVP & CFO at 713-235-8832 rmeyer@swbanktx.com or Sarah Peterson, SVP Communications & Investor Relations at 713-232-1115 speterson@swbanktx.com

The 2002 annual shareholders meeting is scheduled for Wednesday, April 17, 2002, at The Junior League of Houston, 1811 Briar Oaks Lane, Houston, Texas, at 4:00 p.m.

SOUTHWEST BANK OF TEXAS, N.A. BOARD OF DIRECTORS

Willie J. Alexander
President
W.J. Alexander & Associates, PC

Carin M. Barth
President
L. B. Capital, Inc.

Nolan Bedford
Vice Chairman of the Board
Southwest Bank of Texas

* **John B. Brock III**
Director
Ocean Energy, Inc.

Timothy R. Brown
Partner
Brown Parker Leahy

* **Ernest H. Cockrell**
Chairman
Cockrell Oil Corporation

* **John M. Echols**
CEO - Baytown Region
Southwest Bank of Texas

* **J. David Heaney**
Chairman
Heaney Rosenthal, Inc.

* **Paul W. Hobby**
Chairman
Hobby Media Services, Inc.

* **John W. Johnson**
Executive Committee Chairman
Southwest Bank of Texas
Chairman
Permian Mud Service, Inc.

* **Walter E. Johnson**
Southwest Bank of Texas
Chairman

Barry M. Lewis
Goldeneye, Inc.

Fred Lummis
Partner
Summit Capital Group

James G. Moses
President
Bunker Steel Corporation

Don R. Mullins
Owner
Don R. Mullins Interests

* **Paul B. Murphy, Jr.**
CEO & President
Southwest Bank of Texas

▲* **Andres Palandjoglou**
President
Rio Largo S.A.

* **A. A. Pfeffer, Jr.**
Private Investor

* **Beth Robertson**
President
Cockspur, Inc.

Thomas F. Soriero, Sr.
Private Investor

Stanley D. Stearns
President & CEO
Valco, Inc.

* **Duncan W. Stewart**
Attorney at Law
Bracewell & Patterson, L.L.P.

Manuel Urquidi
Senior Vice President
Seitel

* **Lane Ward**
Vice Chairman of the Board
Southwest Bank of Texas

SOUTHWEST BANK EXECUTIVE MANAGEMENT

✦ **Walter E. Johnson**
Chairman

✦ **Paul B. Murphy, Jr.**
CEO & President

✦ **Randy Meyer**
EVP & CFO

✦ **Joe Argue**
Group EVP

✦ **Steve Stephens**
EVP

Dale Andreas
President, Mitchell Mortgage

✦ **Nolan Bedford**
Vice Chairman

John Drew
EVP

✦ **John H. Echols**
CEO - Baytown Region

✦ **David Farries**
EVP

Debbie Innes
EVP

Jim Lowery
EVP

Marylyn Manis
EVP

George Marshall
EVP

* Director of Southwest Bancorporation of Texas, Inc.
▲ Advisory Director
✦ Executive Officer of Southwest Bancorporation of Texas, Inc.

◆ **Jim Massey**
EVP

◆ **John McWhorter**
SVP & Controller

Ken Olan
EVP

Barbara Vilutis
EVP

◆ **Lane Ward**
Vice Chairman

BUSINESS MANAGERS
(alphabetic by line of business)

George Marshall
Commercial Construction Lending

Brian Stoker
Community Development

Walt Boyer
Correspondent Banking

Jenifer Stepanik
Custody Services

Steve Kennedy
Energy Lending

Alan Atchley
Factoring

Bodil Boest
Foreign Exchange

Laura McWilliams
International

David Farries
Investment Services

Kenneth Coulter
Leasing

Jim Lowery
Private Banking

Greg Swank
Private Client Services

Don Hickey
Real Estate Income Property/Finance

Ed Jones
Residential Construction Lending

Mike Holtkamp
Residential Single Family Lending

Ken Olan
Retail Banking

Suzie Jones
Retirement Plans

Sharon Randle
Secondary Mortgage Markets

R. Sells Nuehaus
Senior Trust Officer

Debbie Innes
Treasury Management

Debbie Gibson
Trust Division

BANKING CENTER SENIOR LEADERS AND MANAGERS
(alphabetic by branch center name)

Mark DeVaney
Wendel Skolaski
Lynnette Kalvert
1 Houston Center

Charlie Phillips
Dianna Saldivar
Bell Tower

Gloria Moreno
Bissonnet

Ron Brandt
Julie Douglas
Downtown

Rita Jochec
East Bernard

Leonard Hein
Kenna Anagnostou
Fairmont Parkway

Randy Walker
Fernando Parra
Dwayne Whiddon
Galleria

Gayle Guidry
Garth Road

Johnny Brooks
Lynda Coussens
Greenspoint

Missy Krantz
Laura Heinzen
Robert Dewhitt
Greenway Plaza

Morey Junod
Vaughn Miller
Hempstead

Lynda Jackson
Katy

Milan Saunders
Rena Brown
Kingwood

Reggie Brewer
Betty Griffin
Lacy Drive

Mark Troth
Marianna Sanchez
Medical Center

Eric Corley
Sue Nelson
Memorial

Donna Sumrall
Memorial West

Steve Epps
Claudine Ray
Missouri City

Connie Hall
Needville

Angela Michot
Northport

Kirk Wiginton
LuAnne Glover
Northwest Crossing

Fred Domin
Debbie Timmons
Pasadena

Milan Saunders
Mary Evans
Porter

Andrew Echols
Tina Brown
Red Bluff

Deborah Olson
Carrie Wall
Thass Young
Retail Area Managers

Connie Magouirk
Sam Schulze
Gayle Guidry
Rollingbrook

Alice Sems
Rosenberg

Nelda Sullivan
South Shaver

John Avara
Sharon Jenkins
Spring

Bruce Mercer
Kathy Ballard
Sugar Land

Terrie Elkins
Richard McCardle
Tanglewood

Chris Denison
Susan Watthuber
The Woodlands

ADVISORY DEVELOPMENT BOARD

Michael C. Ainbinder
The Ainbinder Co.

Lester L. Allison III
The Allison Company

Scott Anderson
Anderson Oil Company

Duke Austin
North Houston Pole Line

Carin M. Barth
L. B. Capital, Inc.

Mary D. Bass
Spencer Stuart & Associates

William Bowen
Bowen, Miclette & Britt, Inc.

William J. Campbell
CB Energy L.L.C.

Dale C. Cheesman III
CICO Oil & Gas

M. Scott Cone
Tri-C Resources, Inc.

Bradley R. Freels
The Midway Companies

David Glover
Michael Stevens Interests, Inc.

Rick Herrman
The Catalyst Group, Inc.

Matthew S. Khourie
Trammell Crow Company

◆ Executive Officer of Southwest Bancorporation of Texas, Inc.

Brooks McGee
RAM Funds GP, L.L.C.

Christopher J. Pappas
Pappas Partners, L.P.

Kirk M. Pfeffer
LoneStar Alliance

Yale Smith
Olympia Capital Advisors

Kevin R. Snodgrass
Cushman Realty Corp.

Dave Stevenson
Stavinoha White Stevenson
Financial Group, Inc.

James L. Tribble
Tribble & Stephens Co.

Scott Wegmann
Cushman Realty Corp.

Kevin H. Whalen
The McCall Group

MEDICAL CENTER ADVISORY BOARD

John W. Adams, Jr.
Cardio Vascular Care Providers, Inc.

Connie U. Brelhan
Healthcare Solutions, Inc.

Roger P. Byrne, D.D.S., M.D.
Facial Plastic Surgery
Oral and Maxillofacial Surgery

C. Eugene Carlton, Jr. M.D.
Scott Dept. of Urology
Baylor College of Medicine

Joseph S. Coselli, M.D.
Methodist Hospital
Baylor College of Medicine

Bruce G. Crawford
Crawford-Doherty Capital
Management Group

R. Dan Fontaine
The University of Texas
M.D. Anderson Cancer Center

Ronald R. Galfione, M.D.
Diagnostic Clinic
Internal Medicine

John E. Kajander
TIRR Systems

James E. Key II, M.D.
St. Luke's Episcopal Hospital
Ophthalmology

Walter R. Lowe, M.D.
Hopestar Corporation
Baylor Sports Medicine Dept.

John J. Lynch
St. Luke's Episcopal Hospital

Dennis Pullin
Symbion Ambulatory
Resource Centres

Alvin J. Ralston III, M.D.
Greater Houston Anesthesiology

Thomas A. Servos, D.D.S.
The University of Texas —
Houston Dental Branch

Saleh Shenaq, M.D.
Baylor College of Medicine

Pliny C. Smith, M.D.
Methodist Hospital
Houston Radiology Associated

Mark A. Wallace
Texas Children's Hospital

Edward Withers, M.D.
Methodist Hospital
Plastic Surgery

COMMUNITY ADVISORY BOARD

Willie J. Alexander
W. J. Alexander & Associates, P.C.

Amos M. Brown
Corporation for Economic
Development of Harris County

Stephen Fairfield
Fifth Ward Community
Redevelopment Corp.

Richard A. Huebner
Houston Minority Business
Council

The Reverend Robert Jefferson
Cullen Missionary Baptist Church

Marlon D. Mitchell
Houston Small Business
Development Corp.

James G. Moses
Bunker Steel Corporation

Vince F. Rachal
Community Pride

Beth Robertson
Cockspur, Inc.

Rogelio (Roy) R. Santos
Association for the Advancement
of Mexican Americans
Community Development
Corporation

MONTGOMERY COUNTY ADVISORY BOARD

Vicki Armstrong
The Woodlands Operating Co., L.P.

Humberto Cabanas
Benchmark Hospitality

Benjamin Cheng
Real Estate Developer

Aziz Jamaluddin
Epcon Industrial Systems, Inc.

Michael J. Karlins
Karlins Arnold & Corbitt, P.C.

Douglas Kratz
Investor

William D. Law, Jr.
Montgomery College

Steve McPhetridge
The Woodlands Operating Co. LP.

Michael Richmond
The Woodlands Operating Co. L.P.

Steve Sanders
Memorial Hermann Hospital
The Woodlands

Terry Sellers
Sellers Group, L.L.C.

John H. Stibbs, Jr.,
Stibbs & Burbach, P.C.

Tim Welbes
The Woodlands Operating Co. L.P.

Eric Wojner
The Woodlands Operating Co. L.P.

FORT BEND COUNTY ADVISORY BOARD

Greg Belin
Belin & Associates, Inc.

G. (George) C. Brady
Retired — Sweeney Insurance
Agency

Doyle G. Callender
KDI Investments — Property
Management

J. Patrick Gubbels
Farming/Ranching and
Investments

Bill Hartman
Hartman Newspapers

Lynne Humphries
Attorney at Law

Lee Leaman
Home Lumber & Hardware Co.

W. (Bill) A. Little
Retired — Imperial Holly
Corporation

Lee Mahlmann, D.D.S.
Lee Mahlmann, D.D.S., M.S. Inc.

Ted Nelson
Terrabrook

Phil Packer
Hale Mills Construction

Wayne O. Poldrack
Wayne O. Poldrack, CPA

E. R. "Bo" Sanford II
Midway Development Company

Bill Schwer
Imperial Sugar Company

Cliff Terrell
Terrell Consulting

Southwest Bancorporation of Texas, Inc.
Post Office Box 27459
Houston, Texas 77227-7459
Telephone: 713-235-8800
www.swbanktx.com

SOUTHWEST
BANK OF TEXAS